As filed with the Securities and Exchange Commission on July 26, 2006
Registration No. 333-132343

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
(Amendment No. 2)
SUN NEW MEDIA, INC.
(Exact name of registrant as specified in its charter)

Minnesota	7389	410985135
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
1120 Avenue of the America,
4th Floor New York, NY 10036
(212) 626-6744
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ricky Gee Hing Ang
Chief Executive Officer
Sun New Media, Inc.
1120 Avenue of the America,
4th Floor New York, NY 10036
(212) 626-6744
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of all communications to:

Frank Zhao	Peter M. Astiz, Esq.
Chief Financial Officer	Elizabeth M. O’Callahan, Esq.
Sun New Media, Inc.	DLA Piper Rudnick Gray Cary US LLP
1120 Avenue of the America,	2000 University Avenue
4th Floor New York, NY 10036	East Palo Alto, California 94303
(212) 626-6744	(650) 833-2000

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell any of the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JULY __, 2006
PRELIMINARY PROSPECTUS
61,355,348 shares
SUN NEW MEDIA, INC.
COMMON STOCK
     This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Sun New Media, Inc. The selling shareholders listed on page 38 may use this prospectus to offer and resell from time to time up to 72,465,392 shares of our common stock for their own accounts. Registration does not necessarily mean that the selling shareholders will offer or sell the stock.
     The prices at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling shareholders. All expenses of registration incurred in connection with this offering are being borne by us, but the selling shareholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.
     Our common stock is quoted on the OTC Bulletin Board under the symbol “SNMD.” On July 25, 2006, the last reported sale price of our common stock on the OTC Bulletin Board was $3.70.
     Investing in any of our securities involves risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before you make an investment in the securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July     , 2006.

ABOUT THIS PROSPECTUS
     You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.
     The terms “SNMI,” “we,” “us,” “our,” and the “company,” as used in this prospectus, refer to Sun New Media, Inc. and its consolidated subsidiaries.
 i

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully before making an investment decision.
     Our goal is to become one of China’s leading multi-media marketing and channel management companies, leveraging the combined powers of interactive marketing, information services and e-transaction capabilities. Our principal focus is on our China-based business-to-business (“B2B”) interactive marketing, channel management and on-line distribution business in specific industry verticals.
     We are creating this business through the ongoing acquisition of various entities and assets. To date we have completed acquisitions that have enabled us to serve the beverages and handheld electronics verticals. We have also entered into agreements which we expect will allow us to enter into the women’s apparel and electronics components and parts verticals. We expect to close these acquisitions during the second half of 2006. We expect to enter into other verticals using the same strategy.
     We were originally incorporated under the laws of Minnesota in 1972 and were previously known as SE Global Equity. In September 2005, SE Global Equity acquired 100% of the issued and outstanding share capital of Sun New Media Group Limited and changed the company name to Sun New Media, Inc. The acquisition was treated as a reverse acquisition for accounting purposes, and we adopted the September 30 fiscal year of the “accounting acquirer”, Sun New Media Group Limited as a result of the reverse acquisition. In February, 2006 we changed our fiscal year-end date from September 30th to March 31st.
     We maintain and operate our corporate internet website at http://www.sunnewmedia.net. The information contained in our website is not incorporated by reference into this Prospectus.

The Offering

Common stock offered by the selling shareholders.	61,355,348 shares

Common stock to be outstanding after this offering	103,842,649 shares

Use of proceeds.	We will not receive any of the proceeds from the sale of shares by the selling shareholders.

OTC Bulletin Board symbol.	SNMD
     The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of June 30, 2006 and

•	excludes 241,500 shares of common stock issuable upon exercise of options outstanding at June 30, 2006 under SNMI’s stock option plans;

•	assumes the exercise of outstanding warrants and the conversion of outstanding convertible notes.

Summary Consolidated Financial Data
(in thousands, except per share data)
     The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Period from	Period from
	October 1, 2005	June 6, 2005 to
	to March 31,	September 30,
	2006	2005
	US$’000	US$’000
REVENUES	402	27

Direct costs	245	19

Gross Profit	157	8

OPERATING EXPENSES
General and administrative	1,130	10
Depreciation and amortization	7	—
Finders’ fee	—	55
Management fees and salaries		7
Stock-based compensation	9,654	—
Consulting and professional fees	989	32
Impairment loss on marketable securities	1,456	—

Total operating expenses	13,236	104

Operating loss	(13,079)	(96)

Interest income	1	—
Interest expense, BCF	(2,676)	—
Interest expense, warrant valuation	(110)	—
Other income	38	—

Loss before income tax	(15,826)	—
Income tax expenses	—	—

Net loss	(15,826)	(96)

Earnings per share:

Weighted average number of shares outstanding Basic and diluted	72,809,160	15,398,259

Net loss per share of common stock Basic and diluted	(0.22)	(0.01)

BALANCE SHEET DATA

	(Audited)	(Audited)
	As of	As of
	March 31,	September 30,
	2006	2005
	US$’000	US$’000
Cash and cash equivalents	1,374	202
Working capital	3,029	316
Total assets	75,728	426
Short term debt	2,816	—
Total stockholders’ equity	66,668	316

RISK FACTORS
     An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.
Risks Related to Our Business
The development of our business is dependent upon the completion of a number of acquisitions and other transactions that have only recently or not yet closed.
     Our principal focus is on our China based interactive marketing and sales services business. We are creating this business through the acquisition of various entities and assets. If we are unable to successfully operate and integrate the businesses we acquire, our business will not be successful. Through March 31, 2006, there have been no meaningful operating results relating to our acquired business. Accordingly, there is no a limited basis upon which our business can be evaluated.
Our short operating history and rapidly evolving business makes it difficult for us to accurately forecast revenues and expenses.
     We commenced our interactive marketing and sales services operations in June 2005 and have a very limited operating history for this division. Our operating results to date relate principally to the legacy brokerage business that we operated prior to the reverse acquisition. Such business was disposed of subsequent to March 31, 2006. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries in China. Since inception, we have announced a number of proposed transactions to develop this business and which will have a material impact on our operations for the fiscal year ending March 31, 2007 and beyond. As a result, it is difficult for us to predict future revenues and operating expenses. We based our expense levels, in part, on our expectations of future revenues from these transactions. If our interactive marketing and sales services business develops slower than we expect, our losses may be higher than anticipated and may cause our stock price to decline.
     Some of the other risks and uncertainties of our business relate to our ability to:

•	offer new and innovative products and services to attract and retain a larger consumer base;

•	attract customers;

•	increase awareness of our brand and continue to develop consumer and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support increased traffic and expanded services.

     If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.
If the Internet and, in particular, interactive marketing are not broadly adopted in China, our ability to increase revenue and sustain profitability could be materially and adversely affected.
     The use of the Internet as a marketing channel is at an early stage in China. Internet and broadband penetration rates in China are both relatively low compared to those in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet effective in promoting their products and services as compared to traditional print and broadcast media. Our ability to generate significant revenues may be negatively impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger consumer base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	lack of increase in Internet usage in China.

We face significant competition and may suffer from a loss of users and customers as a result.
     We expect to face significant competition in our interactive marketing and sales services business, particularly from other companies that seek to provide online marketing services. Our main competitors include Sohu.com, Tom Online, Beijing Media in China and Next Media Group in Hong Kong. Many of these competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors and networks of third-party websites, investing more heavily in research and development and making acquisitions.
     We also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, the bulk of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.
Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.
     We believe that recognition of our brand will contribute significantly to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our base of consumers and customers. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to remain as an Internet marketing leader in China, which may be increasingly difficult and expensive.
If we fail to continue to innovate and provide relevant services, we may not be able to generate sufficient user traffic levels to remain competitive.
     We must continue to invest significant resources in research and development to enhance services and introduce additional high quality services to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to modify our services on a timely basis, we may lose consumers and customers. Our operating results would also suffer if our innovations do not respond to the needs of our consumers and customers, are not appropriately timed with market opportunities or are not effectively brought to market.
If we fail to keep up with rapid technological changes, our future success may be adversely affected.
     The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. New marketing media could also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, we may not be successful in capturing a significant share of this increasingly important market for media and other services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.
We may face intellectual property infringement claims and other related claims, that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.
     Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in China for resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.
     Intellectual property litigation is expensive and time consuming and could divert resources and management attention from the operations of our businesses. If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
     We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.
If we fail to attract customers for our online marketing services, our business and growth prospects could be seriously harmed.
     Our online marketing customers will not maintain a business relationship with us if their investment does not generate sales leads and ultimately consumers. Failure to retain our existing online marketing customers or attract new customers for our online marketing services could seriously harm our business and growth prospects.
Because we primarily rely on distributors in providing our e-marketing services, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.
     Online marketing is at an early stage of development in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely heavily on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our corporate and consumer customers. If our distributors do not provide quality services to our consumer customers or otherwise breach their contracts with our consumer customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors, including our key distributors, and cannot assure you that we will continue to maintain favorable relationships with them. Our distribution arrangements are non-exclusive. Furthermore, some of our distributors may have contracts with our competitors or potential competitors and may not renew their distribution agreements with us. In addition, as new methods for accessing the Internet, including the use of wireless devices, become available, we may need to expand our distribution network to cater to the new technologies. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.
Our strategy of acquiring complementary businesses, assets and technologies may fail.
     As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. Our acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business; and

•	diversion of resources and management attention.

     Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, we may dilute the value of our common stock. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets.

We may not be able to manage our expanding operations effectively.
     We commenced our interactive marketing and sales services operations in 2005 and are expanding our operations rapidly. We anticipate significant continued expansion of our business as we address growth in our consumer and customer base and market opportunities. To manage the potential growth of our operations and personnel, we will be required to improve operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with other websites, Internet companies, and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.
Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.
     Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our Common Stock to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular, the following risk factors, could cause our operating results to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to attract additional customers;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or actions pertaining to activities on the Internet, including gambling, online games and other forms of entertainment; and

•	geopolitical events or natural disasters such as war, threat of war, Severe Acute Respiratory Syndrome, or SARS, or other epidemics.

     Because of our limited operating history and our rapidly growing business, our historical operating results may not be useful to you in predicting our future operating results. Advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has lessened the impact of the cyclicality and seasonality of our business. As we continue to grow, we expect that the cyclicality and seasonality in our business may cause our operating results to fluctuate.
The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.
     Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.
Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
     Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman Dr. Bruno Wu. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future.
     In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.
We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.
     Our performance and future success depends on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.
     As competition in our industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.
Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.
     Our ability to provide our services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits, and damage our brand if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, war, earthquakes, floods, fires, power loss, telecommunications failures, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Our servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions.
Our business could be adversely affected if our software contains bugs.
     Our online systems, including our websites, and other software applications and products, could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our websites and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any of these may cause us to lose market share, damage our reputation and brand name, and materially and adversely affect our business.
Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.
     A significant barrier to electronic commerce and communications over the Internet in general has been public concern over security and privacy, including the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination websites and impede our growth.
We have limited business insurance coverage.
     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.
Risks Related to Our Corporate Structure
PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.
     There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with certain of our affiliated Chinese entities. We are considered foreign persons or foreign invested enterprises under PRC law. As a result, we are subject to PRC law limitations on foreign ownership of Internet and advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.
     The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.
Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.
     As of June 18, 2006, our principal shareholders and their affiliated entities own approximately 64% of our outstanding common stock (which will be reduced to approximately 57% after completion of announced but not yet closed transactions). These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Common stock. These actions may be taken even if they are opposed by our other shareholders.

Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
     As our interactive marketing and sales services business expands, we expect an increasing portion of our business operations to be conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by governmental control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.
Our subsidiaries and affiliates are subject to restrictions on paying dividends and making other payments to us.
     As our interactive marketing and sales services business develops, we expect to increasingly rely on dividends payments from our subsidiaries and affiliated entities in China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations for certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries or affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If either we or our subsidiaries is unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to declare dividends on our common stock.
Uncertainties with respect to the PRC legal system could adversely affect us.
     We conduct a substantial and increasing portion our business through subsidiaries and affiliated entities based in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedent value.
     Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.
     We conduct a substantial and increasing portion of our operations in China and a substantial portion of our assets will be located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China on our senior executive officers, including matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
Governmental control of currency conversion may affect the value of your investment.
     The PRC government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China. As our interactive marketing and sales services business expands, we expect to derive an increasing percentage of our revenues in RMB. Under our current structure, we expect our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Common stock.
Fluctuation in the value of RMB may have a material adverse effect on your investment.
     The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in an approximately 2.0% appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and significant appreciation of the RMB against the U.S. dollar. As our interactive marketing and sales services business continues to grow, a greater portion of our revenues and costs will be denominated in RMB, while a significant portion of our financial assets may be denominated in U.S. dollars. We expect to rely significantly on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our Common stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.
We face risks related to health epidemics and other outbreaks.
     Our business could be adversely affected by the effects of SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Any prolonged recurrence of SARS or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other governmental regulations adopted in response may require temporary closure of Internet cafes, which is one of the avenues where users could access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.
Risks Related to Our Common Stock
There has been only a limited public market for our common stock to date.
     To date, there has been only a limited public market for our common stock on the Over-the-Counter Bulletin Board. Our common stock is currently not listed on any exchange. If an active trading market for our common stock does not develop, the market price and liquidity of our common stock will be materially and adversely affected.
The market price for our common stock may be volatile.
     The market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts, if any;

•	conditions in the China consumer goods and online marketing markets;

•	changes in the economic performance or market valuations of other U.S. public companies with substantial operations in China;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation; and

•	general economic or political conditions in China.

     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common stock.
We will need additional capital, and the sale of additional common stock or other equity securities could result in additional dilution to our shareholders.
     We expect to require additional cash resources to fund our operations, as well as investments or acquisitions which we may decide to pursue. To satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Substantial future sales or the perception of sales of our common stock in the public market could cause the price of our common stock to decline.
     Sales of our common stock in the public market or the perception that these sales could occur, could cause the market price of our common stock to decline. As of June 18, 2006, approximately 61,120,295 shares, or 59% of our outstanding shares will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining common stock outstanding as of such date will be available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we conduct a significant portion of our operations in China and all of our officers reside outside the United States.
     We conduct a substantial portion of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
     We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements may first apply to our annual report on Form 10-K for the fiscal year ending March 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if they are not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a young company with limited accounting personnel and other resources with which to address our internal controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We will incur increased costs as a result of being a public company.
     As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by SEC has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

When we account for employee share options using the fair value method, such accounting treatment could significantly reduce our net income.
     On December 16, 2004, the Financial Accounting Standard Board, or FASB, issued FASB Statement No. 123(R), Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of stock options and other share-based compensation to employees at the first fiscal year that begins on or after June 15, 2005. Currently, we record share-based compensation to the extent that the fair value of the shares on the date of grant exceeds the exercise price of the option. We recognize compensation expense over the related vesting periods. For the periods after December 31, 2005, we could have ongoing accounting charges significantly greater than those we would have recorded under our current method of accounting for share options. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies for a more detailed presentation of accounting for share-based compensation plans.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward-looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations. Such risks and uncertainties include those set forth herein under “Risk Factors.” The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.
Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10-KSB, Form 10-QSB and Form 8-K reports to the Securities and Exchange Commission. Also note that under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in “Risk Factors,” including factors described as risks in our filings with the Securities and Exchange Commission, could also adversely affect us.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares by the selling shareholders.
DIVIDEND POLICY
     We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance the growth and development of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.
PRICE RANGE OF OUR COMMON STOCK
     We effected our initial public offering of our common stock on June 14, 1999. Our common stock is quoted on the OTC Bulletin Board under the symbol “SNMD.” The following table sets forth the high and low closing sales price of our common stock as reported on OTC Bulletin Board for the periods indicated:

	High	Low
Fiscal 2004
First Quarter	$0.86	$0.42
Second Quarter	$0.70	$0.70
Third Quarter	$0.34	$0.34
Fourth Quarter	$0.60	$0.60

Fiscal 2005
First Quarter	$1.90	$1.40
Second Quarter	$5.10	$1.24
Third Quarter	$4.88	$2.82
Fourth Quarter	$4.20	$2.84

Fiscal 2006
First Quarter	$4.15	$3.00
Second Quarter	$4.35	$3.60

Fiscal 2007
First Quarter
Second Quarter
     On July 25, 2006, the last reported sale price for our common stock on the OTC Bulletin Board was $3.70 per share.
     As of June 30, 2006, there were 445 record holders of our common stock.

CAPITALIZATION
•     The following table sets forth our total capitalization as of March 31, 2006:

As of March
31, 2006
US$’000
Stockholders’ equity:
Common stock; authorized 750,000,000 shares, US$0.01 par value
Preference stock, authorized 250,000,000 shares, US$0.01 par value
84,055,510 (2005: 9,259,370) shares of common stock issued and outstanding, US$0.01 par value	841
14,537,253 (2005: 55,250,000) shares of common stock reserved to be issued, US$0.01 par value	145
Additional paid-in capital	81,943
Foreign currency translation adjustments	2
Deficit	(16,161)

Minority interest	(102)

Total stockholders’ equity	66,668

Total capitalization	66,668

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. The following discussion should be read together with our financial statements and related notes thereto included elsewhere in this prospectus.
Overview
     Our principal focus is on our China-based business-to-business interactive marketing and sales services business. Our goal is to be one of China’s first integrated business media and channel management companies. We are in the process of building e-enabled distribution systems, media platforms, and electronic exchanges in a number of China’s key industries, connecting buyers and sellers with a suite of turnkey digital media, e-commerce, and information management solutions.
     We have completed a number of acquisitions as of March 31, 2006 and announced several other acquisitions that we expect to close subsequent to the quarter ending March 31, 2006. (See “Business — Recent Developments”). We have also divested our legacy brokerage business which we operated prior to the reverse acquisition. As a result of these transactions, we expect that our results of operations for future periods will be materially different and that our principal sources of revenue, operating expenses and profits will be derived from our China based businesses. As such, our historical results to March 31, 2006 are not indicative of the future performance of the Company.
     On June 29, 2006, our wholly owned subsidiary, Sun New Media Holdings Limited entered into an agreement with MIDGET Limited and divest our stake in Compass Multimedia Holdings Limited for a consideration of approximately RMB5.3 million (US$2.7 million). The disposal will not have a material impact on our statement of operations for the financial year commencing April 1, 2006.
Results of Operations
Fiscal Period Ended March 31, 2006
     Except for certain employee and financing related charges, our operating results for the period ended March 31, 2006 principally reflect our legacy brokerage business, which has since been divested.
     The operating results did not include any contribution from Focus as was originally expected due to the delay in the transfer of the business and assets from Hubei Zhengyuan Trade Development Limited to Suizhou Focus Channel Development Limited. The Focus transaction is discussed in more detail in the section on “Business — Recent Developments.”
     Revenue. Total revenue for the 6-month period ended March 31, 2006 was $402,173, of which 99% were attributable to the legacy on-line brokerage business.
     Expenses. Our total expenses for the 6-month period ended March 31, 2006 were $16,267,263. These included expenses related to our brokerage business of $454,016, stock-based employee incentive compensation of $9,654,099, warrant valuation expenses of $110,053, convertible notes discount costs of $2,676,441 and provision for impairment loss in marketable securities of $1,456,221.
     Excluding the expenses relating to our brokerage business and the non-cash expenses associated with incentive compensation, warrants and convertible notes, our total operating expenses would have been $1,916,433. Of this amount approximately $436,000 was for legal and professional fees incurred for acquisitions.
     Net Loss. Our net loss for the 6-month period ended March 31, 2006 was $15,826,863, including non-cash expenses of about $13.9 million.
     Our ability to achieve profitability in the future will depend upon our ability to effectively integrate and operate our acquired businesses. We must successfully implement of our acquisition and expansion strategies and rationalize our businesses to achieve economies of scale, improved operational efficiencies and productivity, and reduce costs. In addition, we must successfully expand our brand awareness, client base and increase our global market presence.

Fiscal Period Ended September 30, 2005
     Our results for the fiscal period ended September 30, 2005, or fiscal 2005, include the results of our interactive marketing and sales services business from inception in June 2005 and our brokerage business from September 18, 2005.
     Revenue. Brokerage commission revenue for the fiscal 2005 was $27,358. We had no revenue related to our interactive marketing and sales services business during fiscal 2005.
     Expenses. Our total expenses for fiscal 2005 were $123,299. These included expenses relating to our brokerage business of clearing firm charges of $5,094, commission expenses of $8,450 and general and administrative expenses of $24,697 and general and administrative expenses relating to our interactive marketing and sales services business of $85,058.
     Net Loss. Our net loss for fiscal 2005 was $95,941.
Liquidity and Capital Resources
     As of March 31, 2006, we had approximately $1.4 million in cash and cash equivalents and $8.1 million in marketable securities. Subsequent to March 31, 2006, we have received net proceeds of $8,311,845 from the exercise of warrants to purchase our common stock. As of June 18, 2006, warrants with a weighted average exercise price per share of $3.51 and an aggregate exercise price of $40.5 million remained outstanding. Proceeds from the conversion of outstanding warrants will be used for working capital, including new acquisitions. We believe that our existing cash and cash equivalents are sufficient to meet our liquidity requirements over the next twelve months.
     However if we are unsuccessful in raising further new capital, our ability to seek strategic acquisitions to grow our business would be adversely affected.
Off-Balance Sheet Arrangement
     As of March 31, 2006, we do not have any off-balance sheet arrangements.
Capital Expenditure Commitments
     We had no material capital expenditures for the period ended March 31, 2006. However we expect to invest approximately $250,000 in capital expenditures during fiscal 2007.
Recent Accounting Pronouncements
     In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on fair value of the award at the grant date. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005. The Company adopted SFAS 123R for the quarter ended December 31, 2005.
     In May 2005, the FASB issued SFAS No. 154, accounting Changes and Error Corrections, FAS 154, which replaces APB Opinion No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
Critical Accounting Policies and Estimates
     Our audited financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles (“GAAP”) used in the United States. In preparing financial statements, management has made certain estimates and assumptions that affected the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions were made consistent with standard accounting policies and practices. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our financials.
Revenue recognition
     The Company’s revenues consisted of brokerage commissions generated by Global American Investments, Inc. Securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis. The Company recognizes revenues from transaction and information services in accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” when all of the following conditions exist: persuasive evidence of an arrangement exists in the form of an accepted purchase order; delivery has occurred, based on shipping terms, or services have been rendered; the Company’s price to the buyer is fixed or determinable, as documented on the accepted purchase order; and collectibility is reasonably assured.
Stock-based compensation
     Effective January 1, 2006, the company adopted SFAS No. 123 (revised 2004), “Share Based Payment,” (“SFAS No. 123(R)”) which revises SFAS No. 123 and supersedes APB 25. SFAS No. 123(R) requires that all share-based payments to employees be recognized in the financial statements based on their fair values at the date of grant. The calculated fair value is recognized as expense (net of any capitalization) over the requisite service period, net of estimated forfeitures, using the straight-line method under SFAS No. 123(R). The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. The statement was adopted using the modified prospective method of application which requires compensation expense to be recognized in the financial statements for all unvested stock options beginning in the quarter of adoption. There were no unvested stock options at the beginning of this reporting period therefore no compensation expense was recognized in the period. No adjustments to prior periods have been made as a result of adopting SFAS No. 123(R).
     As at September 30, 2005 the Company elected to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148. During the period from September 18, 2005 to September 30, 2005, no stock-based employee compensation arrangements have been effected and accordingly no disclosure of pro forma information is required. In accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants.
     The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services” (“EITF 96-18”). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

BUSINESS
     Our goal is to become one of China’s leading multi-media marketing and channel management companies, leveraging the combined powers of interactive marketing, information services and e-transaction capabilities. Our principal focus is on our China-based business-to-business (“B2B”) interactive marketing, channel management and on-line distribution business in specific industry verticals.
     We are creating this business through the ongoing acquisition of various entities and assets. To date we have completed acquisitions that have enabled us to serve the beverages and handheld electronics verticals. We have also entered into agreements which we expect will allow us to enter into the women’s apparel and electronics components and parts verticals. We expect to close these acquisitions during the second half of 2006. We expect to enter into other verticals using the same strategy.
     We were originally incorporated under the laws of Minnesota in 1972 and were previously known as SE Global Equity. In September 2005, SE Global Equity acquired 100% of the issued and outstanding share capital of Sun New Media Group Limited and changed the company name to Sun New Media, Inc. The acquisition was treated as a reverse acquisition for accounting purposes, and we adopted the September 30 fiscal year of the “accounting acquirer”, Sun New Media Group Limited as a result of the reverse acquisition. In February, 2006 we changed our fiscal year-end date from September 30th to March 31st.
Background
     China has experienced rapid economic growth over the past decade. China’s central bank estimates that economic growth for 2006 at 10 per cent this year, surpassing the 2005 rate. Further, China’s entry into the WTO, accompanied by a proliferation of private businesses and an increase in the number of foreign multinational companies in China, has led to increased market liberalization and competition. In this competitive environment, companies in China are increasingly recognizing the need for improved methods of doing business.
     As a result of economic growth and liberalization, the number of business entities operating in China has increased significantly. These new businesses are competing in an economy traditionally dominated by state owned or controlled enterprises at one end and serviced by millions of small local businesses on the other end. These dynamics have generally led to a very stratified market with inefficient systems for channel marketing and distribution. A significant opportunity exists to leverage internet-based technologies to enhance communication across distribution networks, promoting accountability, transparency, and efficiency through centralized information management systems. The opportunity is particularly salient in industries characterized but multiple-layers of fragmented distribution systems like the beverage and apparel industries.

Corporate Strategy
     Our goal is to be one of China’s first integrated business media and channel management companies. We are in the process of building e-enabled distribution systems, media platforms, and electronic exchanges in a number of China’s key industries, connecting buyers and sellers with a suite of turnkey digital media, e-commerce, and information management solutions. Key elements to our strategy include the following:

•	Integrate our acquired businesses. We completed our first acquisitions in the first half of calendar 2006. During fiscal 2007 we intend to complete the integration of all of our acquisitions and leverage the efficiencies that we believe can be obtained by providing services to multiple verticals.

•	Increase our value to customers by developing broader service offerings. We intend to develop additional services to offer to our customers. Among other projects, we are developing an integrated business communications software application that integrates industry information, database access, and secure communication tools on a single platform, accessible via PC or mobile device.

•	Increase our brand awareness. We intend to increase market awareness of our brand and services through leveraging our presence in China’s business media industry and dedicated marketing services team to promote integrated brand solutions for the Sun New Media brand.

•	Continue to explore complimentary acquisitions. We intend to continue to seek acquisition of companies or strategic relationships that will allow us to offer services in additional verticals.

Services
     The Company is divided into two principal divisions: the Transactional Services Division and the Information Services Division.
     The Transactional Services Division works to enhance distribution systems by bringing buyers and sellers together on integrated electronic platforms. Our goal is to use electronic trading systems to help to eliminate inefficiencies and multi-layered distribution systems, enhance margins, and consolidate fragmented distribution systems and verticals. Currently, we serve two verticals in China: beverages and handheld electronics. We have also announced plans to acquire 100% of William Brand, a Shanghai based company that will be responsible for managing a Women’s Apparel vertical. We expect that the acquisition will be completed in July 2006. Finally, we have also announced plans to form a joint-venture with the state-owned China Electronics and Appliances Corporation (“CEAC”) that will be effectively 64% controlled by us and will manage an electronics parts vertical. Subject to obtaining all required government approvals, we expect this acquisition to be completed in the second quarter ending September 30, 2006. Our strategy is to further expand through acquisition or joint-venture with existing distribution companies in two to three additional major verticals in the current fiscal year. Our goal is to identify verticals with strong growth potential and target companies that will be able to effectively utilize our suite of electronic trading platforms and management systems.
     The bulk of our revenue in the first phase of strategic development will come from transactional services related fees. Through our Transactional Services Division, we develop and manage back-end systems for distribution companies in the beverage and handheld electronics industries in Central China in exchange for management fees equivalent to between 5% and 12% of the gross revenue of our distributor clients. Among the services provided by our Transactional Services Division are an internet-based ordering and purchasing system, integrated financial control systems that link wholesaler, sub-wholesaler and retailer accounts, sales support systems for expanding distribution network reach, and below the line marketing support programs designed to enhance communication across distribution networks. Our suite of services can be deployed in multiple verticals through customizing its core product offerings to meet the industry-specific needs of distributors. We plan to expand the revenue of this division both through increasing the suite of service offerings and expanding our client base in and around the Wuhan region. We intend to leverage our company wide product development and nationwide sales support services to enhance the regional and vertical-specific competitive advantages of our Transactional Services Division.
     By the end of the first quarter of our current fiscal year, we expect to begin recognizing revenue contribution from William Brand and Beijing CEAC Trans Global Logistics commencing the second quarter. Through these two acquisitions, we plan to develop vertical specific, nationwide transactional services (akin to those we are currently deploying in the beverage vertical) that target the Women’s Apparel and Electronics Components industries respectively.
     Through our Information Services Division, we plan to leverage our long experience in China’s media industry to build sticky, web-based communities of business users with targeted trade media, industry intelligence, and interactive marketing platforms. Our current strategy is to build one of China’s largest and most accurate multi-vertical databases of businesses while simultaneously aggregating the digital distribution rights for industry-specific business publications and other business media products. Later we expect to distribute content generating advertising and service revenue. We plan to focus particular attention on aggregating media and data related to the vertical industries in which our Transactional Services Division operates. We believe this will allow us to expand our distribution systems in particular regions and further enhance the credibility and stickiness of both the exchange and information platforms.
     Our Information Services division also owns a number of proprietary technologies that it markets to business, government, and media clients across China. The key service is the division’s DJVU scanning and compression technology. The service is a digital archiving and publishing service. As we expand our database and media offerings, we plan to cross-promote the digital compression technology as a value-added service for customers.
     Our expanding business database and media services offer a number of important revenue streams that will have a major impact on future performance. We are currently developing a business information destination portal that will combine paid and advertising-supported services including database access, media and industry intelligence, and paid media services. Among our key information services are a suite of proprietary technologies that we markets to business, government, and media clients across China, including digital archiving and publishing service based around the DJVU compression technology. As we expand our database and media offerings, we plan to cross-promote the digital compression technology as a value-added service for customers.
     We expect that as our transactional and information services mature, a greater percentage of our revenue will come through the provision of b2b marketing services. Our information and transactional services will give us proprietary access to critical information about the state of China’s b2b marketplace which we believe will allow us to create customized integrated marketing solutions for business clients looking for effective communication channels with specific target groups.
Media Investments
     We maintain a number of investments in consumer media and marketing companies that we believe will allow us to offer business customers one-stop-shop interactive marketing solutions that reach directly to China’s key consumer groups. As of March 31, 2006, we owned a 30% interest in Global Woman Multimedia, Ltd., a web and television production company that targets professional women in mainland China. Also, we have a 16% interest in Sun Business Network, a Singapore-based lifestyle and business publishing company that distributes 13 monthly and weekly magazines and newspapers in China and Southeast Asia. In addition, we own the digital version of China’s leading weekly newspaper, China Business Post, a national advertising sales & marketing operation under Sun Global Marketing Network and 6 consumer lifestyle magazines published in Singapore.

Competition
     The private business media and information services industry in China is highly fragmented. The main competitors in the industry continue to be state-owned media groups, industry associations, and government agencies. In the private sector, our principal competitor is Hui Cong, an information services and business search company that focuses on the domestic market. We also face indirect competition from Global Sources, a business information service companies that are primarily focused on the import-export marketplace.
     Although we are not currently aware of any other company that offers the same services as our Transactional Services Division, we may face future competition from horizontal service providers such as Alibaba.com, Hui Cong and Global Sources.
     We also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, the bulk of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.
     Most of our existing and potential competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors and networks of third-party websites, investing more heavily in research and development and making acquisitions.
Proprietary Rights
     We regard our intellectual property rights, such as copyrights, trademarks, trade secrets, practices and tools, as important to the success of our business. To protect our intellectual property rights, we intend to rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners, acquisition targets and others. Effective trademark, copyright and trade secret protection may not be available in every country in which we intend to offer our services. And the steps we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights or we may not be able to detect unauthorized use and take appropriate steps to enforce our rights. In addition, other parties may assert infringement claims against us. Such claims, regardless of merit, could result in the expenditure of significant financial and managerial resources. Future patents may limit our ability to use processes covered by such patents or expose us to claims of patent infringement or otherwise require us to obtain related licenses. Such licenses may not be available on acceptable terms. The failure to obtain such licenses on acceptable terms could have a negative effect on our businesses.
Governmental Regulation
     All television broadcast media in China are government-controlled networks. The television and broadcasting industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies mainly include:

•	the Ministry of Culture;

•	the Ministry of Information Industry;

•	the State Press and Publications Administration;

•	the State Copyright Bureau;

•	the State Administration for Industry and Commerce;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

     The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our proposed businesses. We believe we have all necessary governmental approvals to conduct our interactive marketing and sales services businesses.
     In compliance with PRC’s foreign investment restrictions on media industry and other laws and regulations, we conduct all our media services in China via the following significant domestic Variable Interest Entities (“VIEs”):

•	Sun China Media (Beijing) Technology Co., Ltd. (“SCMBT”), a PRC company controlled through us by contract and is owned equally by Qiong Zhou and Yuling Li, each of whom are non-executive employees of the Company.

•	Suizhou Focus Trading Development Co., Ltd. (“SFC”), a PRC company controlled by us by contract and is engaged in marketing, information and technology services to beverage and electronic device distributors. It is 60% owned by Qi Yang, one of our officers and directors and 25% and 15% owned by Bingwei Wu and Quanyi Mao, two employees of the Company respectively.

•	Shanghai Shengji Technology Co., Ltd (“Shengji”), a PRC company controlled by us by contract, and is engaged in wireless mobile services. It is 40% owned by Hui Yan, 40% owned by Min Lin and 20% owned by Kezhou Luan, each employees of the Company.

•	Sun China Media (Beijing) International Advertising Co. Ltd (“SCMIA”), a China company controlled by us by contract and is engaged in advertising business. It is 50% owned by Qiong Zhou, and 50% owned by Yuling Li, non-executive PRC employees of the Company.

The capital investment in these VIEs is funded by us and registered as interest-free loans to these PRC employees. As of March 31, 2006, the total amount of interest-free loans to the employee shareholders of the VIEs listed above was US$262,500. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to us. We have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services.
Employees
     As of March 31, 2006, we had 104 employees. Of our employees, 15 were in management, 26 were in finance, legal & administration, 3 in business development and research & development and 58 in sales and marketing.
Recent Developments
     We have been actively pursuing a number of new acquisition transactions. As of June 29, 2006, we have entered into the following transactions:

•	On June 29, 2006, our wholly owned subsidiary, Sun New Media Holdings Limited entered into an agreement with MIDGET Limited and divested our interest in Compass Multimedia Holdings Limited for a consideration of approximately RMB5.3 million (US$2.7 million).

•	On June 14, 2006, we entered into a Sales & Purchase Agreement (the “Credit 114 Purchase Agreement”) with Sun Media Investment Holdings Ltd. (“SMIH”) to acquire 100% of the outstanding shares of Credit Network 114 Limited (“Credit 114”). Credit 114 is incorporated in the British Virgin Islands and is engaged in the business of data collection and management.

As a part of the Credit 114 Purchase Agreement, we will also be given exclusive on-line rights for the release of several business media information products. Included in these products will be exclusive authorization by Dragon List for its on-line Music Sales Report and Music Radio Report, an exclusive authorization by the Ministry of Culture and China Audio and Video Press for the release of on-line CVA News, and exclusive authorization by the Information Office of State Council and China Media Report for the release of China Website Newsletter.

Pursuant to the Credit 114 Purchase Agreement, we will also acquire a credit database business. We also entered into a Supplemental Agreement, dated June 14, 2006 with SMIH to acquire search engine technology and additional on-line business media content from SMIH.

The entire Credit 114 Acquisition will take place over a 90-day period, during which time we will pay SMIH a total of US$2.5 million for 100% ownership of the outstanding shares of Credit 114 and the assets described above. The first of four equal payments of US$625,000 has been made within 10-days of signing the Purchase Agreement, with the remaining three payments being made within 30, 60 and 90 days of signing the Credit 114 Purchase Agreement, respectively.

•	On June 8, 2006, we entered into an agreement with Mr. Ren Huiliang (the “Seller”) to purchase 100% of William Brand Administer Limited and its subsidiary, William Textiles Limited, collectively “William Brand”. William Brand is a China-based producer and distributor of women’s luxury apparel. The consideration for the acquisition is to be satisfied in full through the issuance of 4,655,172 shares of our common stock. The Company will issue the shares to the Seller in four installments: the first installment of 1,163,793 shares to be issued within thirty days of the completion of the deal and the remaining shares to be issued in thirds at the end of each of the next three years, subject to William Brand achieving minimum revenue and profit targets in each of the 3 years, commencing June 1, 2006. These revenue and profit targets are as follows: revenue of US$15 million in year one, US$17.5 million in year two, and US$20 million in year three, and minimum after-tax profit of US$3 million, US$3.5 million, and US$4 million in years one, two and three, respectively.

•	On May 23, 2006, we signed a strategic cooperative and sales purchase agreement (the “CEAC Agreement”) with China Electronic Appliances Corporation (“CEAC”), a subsidiary of the state-owned China Electronics Corporation (“CEC”), and two individuals, Mr. Yong Li and Mr. Mianchun Wang, management designees from CEAC (collectively, the “Sellers”). The CEAC Agreement provides that we will purchase a 49% interest in Beijing Trans Global Logistics (“BTGL”) and its subsidiary, Beijing CEAC Trans Global Logistics (“BCTG”) from Messrs. Wang and Li and a 31% stake in BTGL from CEAC. As a result, we will effectively own 80% of shares of BTGL and will effectively own 64% of the shares in BCTG. The consideration for the acquisition is to be satisfied through a combination of cash and shares as follow: RMB 9 million in cash and the remaining through the issuance of 138,066 shares of our common stock.

Pursuant to the terms of the CEAC Agreement, the Sellers will receive an additional 138,066 shares per year for an aggregate of 414,198 shares for the next 3 years if BTGL achieves revenue and net margin targets of US$50 million and a net margin of 2% per year.

If the targets are met for the three years, total consideration for the acquisition will be RMB 9 million in cash and 554,264 shares.

•	On April 20, 2006, we entered into an agreement (the “Purchase Agreement”) with Sun Media Investment Holdings Ltd. (“SMIH”). The Purchase Agreement provides that we will purchase various assets, including real estate, automobiles, office equipment, and program rights, as well as approximately 48.6 million shares in Asia Premium Television Group (OTCBB: ASTV, “ASTV”) for a total consideration of US$3,442,587, to be satisfied by the issuance of 860,647 shares of our common stock.

•	On April 20, 2006, we divested 100% of Global American Investments Inc., our legacy brokerage business, to Kingston Capital Group Limited for US$40,000 in cash.

•	On January 27, 2006, we completed the acquisition of China Focus Channel Development Co. Ltd. (“Focus”), pursuant to a Sale and Purchase agreement (the “Focus Purchase Agreement”) dated November 22, 2005 with Yang Qi, Mao Quan Yi and Wu Bing Wei (collectively, the “Sellers”) in exchange for 14,900,000 shares of our common stock. We have based our beverages vertical business on the business of Focus.

The terms of the Focus Purchase Agreement also provide that we must issue an additional 2,000,000 shares of its common stock to the Sellers, if:

a)	the audited net profit after tax (“PAT”) of Suizhou Focus Channel Development Limited (“SFC”), wholly owned subsidiary of Focus, is in excess of $4.5 million for the fiscal year ending December 31, 2006;

b)	the audited PAT of SFC is in excess of $5.0 million for the fiscal year ending December 31, 2007; and

c)	the audited PAT of SFC for the fiscal year ending December 31, 2008 is in excess of $5.5 million.

In the event that the audited PAT is less than the guaranteed amounts for each of the fiscal years, the Sellers shall either make-up the shortfall in cash, or forfeit their rights to receive the shares of our common stock.

Concurrently, on January 27, 2006, we entered into a supplemental agreement with the sellers to provide for a 90-day period for the transfer of the business and assets of Hubei Zhengyuan Trade Development Ltd. (“HZTD”), a PRC company, to SFC.

On March 31, 2006, SFC and HZTD, entered into a management services agreement (the “New Agreement”) which took effect on April 1, 2006. Under the terms of the New Agreement, HZTD will pay SFC and/or its nominees a management fee equal to 12% of its total cash sales. In addition, the Sellers will guarantee SFC that the management fee payable to SFC arising from this New Agreement shall not be less than RMB4 million (approximately US$500,000) per month, and that the operating costs of SFC including staff costs shall not be more than RMB8 million (approximately US$1 million) per annum subject to an inflationary cost increase of no more than 10% per annum for the duration of the New Agreement.

Notwithstanding the above, the profit guarantees as provided by the Sellers as per the original Purchase Agreement remained unchanged.

In addition to the New Agreement, the Company and the Sellers have entered into a separate Supplemental Agreement (the “New Supplemental Agreement”) to the original Purchase Agreement to alter the following terms:

a)	the profit related shares shall be reduced to 700,000 shares per year from the original 2,000,000 shares per year for which the profit guarantees are met;

b)	the Company shall pay the Sellers a cash component of RMB40 million (approximately US$5 million); and

c)	the business and assets of HZTD shall remain with HZTD and will not be transferred to SFC as provided in the original Purchase Agreement.

In summary, assuming that profit guarantee for each of the three years are met, total consideration for the acquisition of Focus shall be 17 million shares and cash of RMB40 million (approximately US$5 million) instead of 20.9 million shares.

Facilities
     The majority of our operations are in China, where we have leased offices in Beijing, Wuhan and Shanghai. We believe that our existing facilities are adequate to meet our current requirements, and that future growth can be accommodated by leasing additional or alternative space.
Legal Proceedings
     We are not aware of any pending legal proceedings against us. We may in future be party to litigation arising in the course of our business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.
Reports to Securities Holders
     We are required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities Exchange Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a current report on Form 8-K.
     You may read and copy any materials we file with the Securities and Exchange Commission at their Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

MANAGEMENT
Directors and Executive Officers of the Registrant
The following table sets forth the names of all our directors and executive officers as of June 30, 2006. These persons will serve until our next annual meeting of the shareholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

			Date Position
Name	Age	Position	First Held
Bruno Wu	39	Chairman and Director	Sept. 12, 2005
Ricky Gee Hing Ang	55	Chief Executive Officer and Director	Mar. 1, 2006
Kay Koplovitz	60	Vice-Chairman and Director	Sept. 12, 2005
Herbert Kloiber	58	Director	Jan. 4, 2006
Yu Bing	40	Director	Jan. 17, 2006
William Adamopoulos	44	Director	May 11, 2006
Yang Qi	38	Director	May 11, 2006
Mark Newburg	51	Director	May 31, 2006
Frank Zhao	46	Chief Financial Officer and Secretary	Mar 1, 2006
Hwee Ling Ng	32	Senior Vice President, Finance	Jan 4, 2006
Dr. Bruno Wu, Chairman and Director. Dr. Bruno Wu is the co-founder and Executive Chairman of Sun Media Investment Holdings (“SMIH”), one of the leading private media groups in China. SMIH currently holds investment interests in eleven (11) media related companies in Asia and its portfolio includes thirty-one (31) magazine titles, three (3) newspapers, ten (10) broadcasting television channels, three (3) websites and various equity stakes in internet, multimedia products, education and college, sports and racing, and music and entertainment. SMIH currently operates in fifteen (15) cities across nine (9) countries and regions.
Prior to Sun Media, Dr. Wu was the Chief Operating Officer from June 1998 to February 1999 of ATV, one of the two free-to-air networks in Hong Kong. From 2001 to 2002, Dr. Wu was also the co-chairman of SINA Corporation, a Chinese internet media company. Dr. Wu received his Diploma of Studies in French Civilization from the University of Savoie, France in 1987, and graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in 1990. He later received his Master of Arts in International Affairs from Washington University, Missouri in 1993, and in 2001, he received his Ph.D. from the International Politics Department of College of Law, Fudan University, Shanghai, China.
Dr. Wu is a member of the international council of Museum of Television and Radio in New York and Los Angeles, and a member of both the International Council and the Foundation of The International Academy of Television Arts and Sciences USA, the organization that issues the annual International Emmy Award. In 2003, Dr. Wu was appointed as the Chairman of the iEMMYs Festival for a term of two years. Dr. Wu is also a trustee of the Board of Foreign Affairs University of China. In October 1998, Dr. Wu received the Super Media Star Award issued by Hong Kong — Macau Distinguished Person’s Society.
Mr. Ricky Gee Hing Ang, Chief Executive Officer and Director. Mr. Ricky Ang has served as our CEO since March 2006 and as a member of our Board of Directors since June, 2006. Mr. Ang also serves as the Executive Vice Chairman & Managing Director of Sun Business Network Limited (“SBN”), a company he founded in late 1994, and listed on the Singapore Stock Exchange in mid-1998. Mr. Ang has over 30 years of entrepreneurial business experience. Earlier, Mr. Ang was CEO of HB Media Holdings, a company he founded in 1993. Prior to Media Holdings, Mr. Ang was Senior Vice President at Times Publishing, Ltd., where he headed its printing division, expanding its printing business worldwide; and managed its manufacturing operations in Malaysia, Hong Kong and the UK. He also managed Times’ Publishing sales offices in New York, San Francisco, London and Sydney. Mr. Ang graduated from the London College of Printing.

Kay Koplovitz, Vice-Chairman and Independent Director. Ms. Kay Koplovitz is the Founder of USA Networks, and was the first female network president in television history, serving as chairman and CEO from 1977 to 1998. She is the former President of the National Academy of Television Arts & Sciences. She served as the Presidential appointee to chair the National Women’s Business Council from 1998 to 2001, created Springboard Enterprises, a national non-profit organization that matches venture capital and women entrepreneurs in high growth businesses. She also founded Angels4Equity, now called Boldcap Ventures LLC, in 2001, an investment fund. In 1998, she co-founded Koplovitz & Co., LLC, a New York-based media and investment advisory firm, with her husband, William C. Koplovitz, Jr., and currently serves as a principal. Ms. Koplovitz also currently serves on the board of Liz Claiborne, Inc. and Boldcap Ventures LLC.
Dr. Herbert Kloiber, Director. Dr. Kloiber is the Chairman and majority shareholder of Tele-Munchen Gruppe (TMG). Prior to TMG, Dr. Kloiber worked in various capacities at Beta/ Taurus from 1970 to 1976. In 1974, he was named Managing Director of Unitel, the film and television production division. Dr. Kloiber is a member of the Supervisory Board of the Bavarian Film Funding Organization and the Advisory Board of Hypo Vereinsbank, Germany’s second largest bank. He is a member of the Board of Directors of Scandinavian RTL II and ATV.
Mr. Yu Bing, Director. Mr. Yu was previously an Executive Vice President at Lenovo Computers and President of the Lenovo/ Asia Info group. Mr. Yu joined Lenovo in 1990 and since 1996 was the principal executive in charge of developing the company’s channel sales distribution network. In 2001, Mr. Yu was appointed to head the newly formed Lenovo IT Services Group. Under Mr. Yu’s guidance, the group grew rapidly to more than 1,000 employees in less than 2 years and earned a coveted position amongst the 5 most powerful IT Services Brands
Mr. William Adamopoulos, Director. Mr. Adamopoulos is currently the President and Publisher of Forbes Asia and has served as Managing Director of Forbes since 1999. Mr. Adamopoulos has built up the Forbes business and brand across the region — including the establishment of a regional headquarters, an Asian printing operation; the annual Forbes Global CEO Conference, new local language editions and building Forbes Asia circulation to 80,000. Prior to joining Forbes, Mr. Adamopoulos was Publisher and Managing Director of The Asian Wall Street Journal in Hong Kong. He has also held the positions of President of Dow Jones Publishing Company (Asia), President of Dow Jones Printing Company (Asia), Managing Director of Dow Jones Interactive (Asia) and Chairman of the Dow Jones Asia Regional Committee.
Mr Yang Qi, Director. Mr. Yang Qi, founded Focus Channel Development Company Ltd., a leading sales force and channel management services company that was recently acquired by Sun New Media, and served as its chairman.
Mr. Mark Newburg, Director. Mr. Newburg has been President and Chief Executive Officer of VendingData Corporation, a designer and (China-based) manufacturer of security and productivity enhancing products and services to the gaming industry since 2005. Prior to VendingData, Mr. Newburg spent 26 years with NCR, beginning as an International Tax Administrator in 1981 and ultimately becoming its Vice President, Asia Pacific. During this period, Mr. Newburg concurrently served as Chairman of NCR Japan. From 1995 to 1997, Mr. Newburg was Finance Vice President NCR Asia Pacific.
Mr Frank Zhao, Chief Financial Officer and Secretary. Mr. Frank Zhao has served as Chief Financial Officer and Secretary of the Company since February 27, 2006. Prior to joining the Company, Mr. Zhao was VP, Finance at Hurray! Holdings Ltd., a Beijing based, wireless entertainment company from August 2005 to February 2006; Controller at FARO Technologies, Inc., a $100 million manufacturer of computer aided laser measurement devices from April 2003 to July 2005; VP, Finance at Resort Reservations Network, an $80 million retail travel company (part of INTRA WEST company) from October 1996 to November 2002. Mr. Zhao has a Masters in Finance and Accounting from the University of Hartford in Connecticut, a BS in Economics from Beijing University and is a US certified public accountant.
Ms. Hwee Ling Ng, Senior Vice President, Finance. Ms. Hwee Ling Ng has served as Senior Vice President, Finance since March 29, 2006. From January 2006 until then, she served as our Acting Chief Financial Officer. Since July 2004, Ms. Ng has served, and currently serves, as the Chief Financial Officer of SBN. Ms. Ng previously served as SBN’s Group Financial Controller from September 2003 to July 2004, and as its Chief Accountant from June 2001 to September 2003. Ms. Ng also served as Finance Manager for ZingAsia Pte Ltd, a subsidiary of SBN, from October 1999 to May 2001. Prior to joining SBN, Ms. Ng served as an auditor at an international public accounting firm. Ms. Ng holds a Bachelor of Accountancy from Nanyang Technological University of Singapore and is a member of the Institute of Certified Public Accountants of Singapore.
There are no family relationships among any of our officers and directors.
Audit Committee Financial Expert
Our Board of Directors has appointed Mr. Mark Newburg as the chairman of the audit committee. He is qualified as an audit committee financial expert, as such term is defined in the rules and regulations of the Securities and Exchange Commission, currently serving on our audit committee.
Compliance with Section 16(a) of the Securities Exchange Act of 1934
Section 16(a) of the Securities and Exchange Act of 1934 requires the Company’s officers and directors and persons who beneficially own more than 10% of the Company’s common stock (collectively, “Reporting Persons”) to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.
We believe that all Reporting Persons complied with all applicable reporting requirements, except for the late filing of the Form 3 filings for Messrs. Bruno Wu, Yucheng Ding, Xiaotao Chen, Chauncey Shey, John Zongyang Li, and Clarence Lo, Ms. Kay Koplovitz and Sun Media Investment Holdings and certain errant Form 4 filings. The Company is putting in place an enhanced compliance program to assist officers and directors with these filings.
Code of Ethics
We have adopted a code of ethics that applies to all of our executive officers and employees, including our Chief Executive Officer and our Acting Chief Financial Officer. A copy of our code of ethics is filed as an exhibit to this report. We also undertake to provide any person with a copy of our code of ethics free of charge. Investors may request a copy of our code of ethics by calling our investor relations department at +1- 212-626-6744, or by writing to the attention of Chairman of the Board of Directors at 4th Floor, 1120 Avenue of the Americas, New York NY USA.

EXECUTIVE COMPENSATION
Summary of Compensation of Executive Officers
During the period from October 1, 2005 to March 31, 2006, no executive officer of the Company received compensation in excess of $100,000. During this period, no options were exercised by executive officers during the fiscal year.
We entered into a three year employment contract with Frank Zhao, our Chief Financial Officer. Pursuant to the agreement, Mr Zhao is entitled to employment benefits and annual leave.
We entered into a an agreement with Hwee Ling Ng, our Senior Vice President of Finance, pursuant to which we will provide Ms. Ng with severance payments equal to three months salary in the event her termination is terminated.
Compensation of Directors
No compensation was paid to any of our directors for the director’s services as a director during the fiscal period ended March 31, 2006. We recently adopted a compensation program for the independent members of our Board of Directors which has both a cash component and an equity component. The cash component comprised of (i) a $50,000 annual retainer payable in quarterly installments, (ii) a $25,000 annual retainer for the chair of the Audit Committee, (iii) a $10,000 annual retainer for the chairs of the Compensation Committee and Nominating and Corporate Governance Committee and (iv) a $1,000 stipend for attendance at each board meeting and committee meeting. The equity component of the program is comprised of (i) a stock option grant or restricted stock grant for 25,000 shares of our common stock upon appointment to the board and (ii) a stock option grant or restricted stock grant with a value of $75,000 annually for service. In addition, the board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Equity Compensation Plan The following table provides information as of March 31, 2006, concerning shares of our common stock authorized for issuance under our existing equity compensation plans.

Number of
	Number of		securities
	securities to be		remaining available
	issued upon	Weighted average	for future issuance
	exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in column
	and rights	and rights	(a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	445,500	$0.741	—	(1)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total:	445,500	$0.741	—
Note:

(1)	The number of securities remaining available for future issuance expired as of March 31, 2006.

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth, as at June 30, 2006, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than five percent (5%) of our common stock, and by each of our current directors and executive officers.
Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.
Unless otherwise indicated, the address for each Beneficial Owner shall be. No. 387 Yongjia Road Shanghai 200031 People’s Republic of China.

	Amount and Nature of	Percentage of
Name and Address of Beneficial Owner	Beneficial Ownership(1)	Class(1)
Bruno Wu(2)	38,053,145	36.70%
Kay Koplovitz	1,000,000	0.96%
Herbert Kloiber(3)	1,000,000	0.96%
Bing Yu	—	—
William Adamopoulos	500,000	0.48%
Yang Qi	8,940,000	8.62%
Mark Newburg	—	—
Ricky Gee Hing Ang(4)	13,248,320	12.78%
Frank Zhao	70,000	0.07%
Hwee Ling Ng	60,000	0.06%
Sun Media Investment Holdings Limited (“SMIH”) P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	24,774,825	23.89%
Sun Business Network Ltd. (“SBN”) 50 Raffles Place #29-00 Singapore Land Tower Singapore 048623	13,098,320	12.63%
Sun Culture Foundation Limited Room 3503,35/F.,Two International Finance Centre, 8 Finance Street, Central, Hong Kong	10,000,000	9.64%
Directors and Executive Officers as a Group(5)(6)	49,773,145	48.00%
Notes:

(1)	Based on 103,689,630 shares of common stock issued and outstanding as of June 18, 2006. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Includes 24,774,825 shares held by SMIH, 13,098,320 shares held by SBN and 180,000 shares held by Ms. Yang Lan. Our Chairman, Dr Bruno Wu, is also the Chairman and Director of SMIH and SBN. Dr. Wu disclaims ownership except to the extent of his pecuniary interest.

(3)	Includes 1,000,000 shares held by Tele-Munchen Fernseh-Gmbh & Co. Our Director, Dr Herbert Kloiber, is also the Chairman and majority shareholder of Tele-Munchen Fernseh-Gmbh & Co. Dr. Kloiber disclaims ownership except to the extent of his pecuniary interest.

(4)	Includes 13,098,320 shares held by SBN. Our Director, Ricky Gee Hing Ang, is also the Executive Vice Chairman & Director of SBN. Mr. Ang disclaims ownership except to the extent of his pecuniary interest.

(5)	Includes 24,774,825 shares held by SMIH, 13,098,320 shares held by SBN and 1,000,000 shares held by Tele-Munchen Fernseh-Gmbh & Co.

(6)	The address of our current officers and directors is care of Sun New Media Inc., Fourth Floor 1120 Avenue of the Americas, New York, NY.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Other than disclosed below or under the caption entitled “Compensation of Directors,’’ during the last two years, we were not involved in any transaction in which a director, director nominee, officer or shareholder of the Company, or any family member of any such persons, had a direct or indirect material interest where the amount involved exceeded $60,000.
In October 2005, we issued 50 million shares of our common stock to SMIH in consideration for the outstanding shares of SNMG (the “Reverse Acquisition Transaction’’). Messrs. Bruno Wu and John Zongyang Li are all directors and officers of Sun Media Investment Holdings Limited (“SMIH’’) and were appointed directors and officers of the Company on close of the SNMG Transaction pursuant to the terms of that agreement. In conjunction with the Reverse Acquisition Transaction, CAG sold to SMIH 500,000 shares of our common stock (pre stock split) for an aggregate purchase price of $450,000. In addition, CAG entered into a management agreement with us on close of the Reverse Acquisition Transaction and we issued 250,000 shares of our common stock to CAG as compensation for its performance under this management agreement.
Our largest shareholder, SMIH owns approximately 11.3% of Sun Business Network Ltd. (“SBN’’), and our Chairman, Dr. Wu, is also the Chairman & Director of SBN. Our Director & CEO, Mr Ricky Ang owns 4.1% of SBN and is also the Executive Vice-Chairman & Managing Director of SBN. On November 21, 2005, we entered into two agreements with SBN. Pursuant to the first agreement, we would issue 1,156,303 shares of our common stock in exchange for a group of property holdings in Beijing and 53,000,000 common shares of Asia Premium Television Group, Inc. We will issue up to 13,800,000 shares of our common stock, 50% to be issued upon closing and the remaining 50% within 30 days of receipt of the audited accounts of the on-line publishing business purchased from SBN. SNMD also entered into a Shares Swap Agreement with SBN. Under the terms of the Shares Swap Agreement, SBN will issue 150,000,000 SBN shares in exchange for 5,042,017 shares of our common stock.
On December 6, 2005, we entered into an agreement with SMIH which provides that we will issue 2,008,929 shares of our common stock in exchange for 75,000,000 ordinary shares of SBN. As a result of the transaction, we will acquire approximately 10.15% of the existing issued share capital of SBN. The closing of the transaction subject to certain closing conditions and is expected to close during the first quarter of 2006. We entered into a termination agreement with SMIH on March 31, 2006 with respect to this transaction.
On February 15, 2006, we acquired Sun New Media Holdings Ltd. (“SMH’’) from SMIH. We paid US$1.00 to SMIH in exchange for 100% of the outstanding shares of SMH. SMH has a 51% stake in Compass Multi-media Ltd, a 85% stake in Sun 365 Multi-Media Holdings Limited and a 30% stake in Global Woman Multimedia Co Limited.
On April 20, 2006, we entered into an agreement with SMIH for the purchase of various assets, including real estates, automobiles, office equipment and program rights as well as 48,629,331 shares in Asia Premium Television Group for an aggregate consideration of US$3,442,587 which is to be satisfied by the issuance of 860,647 shares of our common stock.
As at March 31, 2006, there are amounts due from Sun Media Investment Holdings Limited of $229,009 (2005: $97,349), and Sun Business Network Ltd of $574,485 (2005: Nil).

SELLING SHAREHOLDERS
     A total of 72,465,392 shares of our common stock are being registered in this offering for the account of the selling shareholders. The selling shareholders are listed in the table below. Throughout this prospectus, we may refer to the selling shareholders and their transferees, pledgees, donees or other successors in interest who receive shares in non-sale transactions, as the “selling shareholders.” The following table provides information regarding the selling shareholders, the number of shares of common stock beneficially owned by the selling shareholders and the number of shares of common stock they are offering. This information has been obtained from the selling shareholders. Except as otherwise indicated, we believe the selling shareholders have sole voting and investment power with respect to all shares of common stock they beneficially own.

	Shares of					Shares of Common
	Common Stock				Shares of	Stock Beneficially
	Beneficially				Common Stock	Owned Following
Beneficial Owner	Owned Prior to Offering				Offered(1)	Offering(2)
	Number		Percent (3)			Number	Percent(3)
Sun Media Investment Holdings Ltd.(4)	24,774,825		23.8%		24,774,825	—	*
Barron Partners L.P.	16,530,392	(5)	16.5	(6)	16,530,392	—	*
Sun Culture Foundation (7)	7,849,000		7.5		7,849,000	—	*
Asiabest International Co., Ltd (BVI)	5,550,000		5.3		5,550,000	—	*
Rodeo Asia Ltd.	4,000,000		4.8		4,000,000	—	*
Tidetime Sun (Group) Limited	1,849,131		2.2		1,849,131	—	*
Tele-Munchen Fernseh-Gmbh & Co, Produktionsgesellschaft (8)	667,000		*		667,000	—	*
Telperion Business Consultants, LLC	135,000		*		135,000	—	*
TOTAL	61,355,348				61,355,348

*	Less than 1%.

(1)	This prospectus shall also cover any additional shares of our common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(2)	Assumes all shares offered hereby are sold by the selling shareholders and that the selling shareholders do not acquire any additional shares of common stock.

(3)	Calculated on the basis of 103,842,649 shares of common stock, which is the number of shares of our common stock outstanding as of June 30, 2006. Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities, and includes securities that are or will become exercisable within 60 days after June 30, 2006.

(4)	Sun Media Investment Holdings Ltd. (“SMIH”) is our largest shareholder. The chairman of our board of directors, Dr. Bruno Wu, is the co-founder and chairman of the board of directors of SMIH and its controlling shareholder. See also the sections in this prospectus entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

(5)	Includes (i) 100,000 shares of our common stock issued pursuant to stock purchase agreements, (ii) 15,000,000 shares of our common stock issuable upon exercise of warrants to purchase our common stock and (iii) 1,430,392 shares of our common stock issuable upon conversion of notes convertible into our common stock.

(6)	The terms and conditions of the notes convertible into an aggregate of 1,430,392 shares of common stock and the terms and conditions of the warrants convertible into an aggregate of 15,000,000 shares of common stock prohibit conversion or exercise, respectively, if such conversion or exercise would cause the holder’s beneficial ownership to exceed 4.9% of our outstanding common stock.

(7)	Sun Culture Foundation is significant shareholder. Dr. Wu is a member of the Sun Culture Foundation. See also the sections in this prospectus entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “CERTAIN RELATIONSHIPS AND RELATED Transactions.”

(8)	Mr. Herbert Kloiber, a member of our board of directors, is the Chairman and majority shareholder of Tele-Munchen Fernseh-Gmbh & Co, Produktionsgesellschaft. See also the section in this prospectus entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

DESCRIPTION OF CAPITAL STOCK
     SNMI’s authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 250,000,000 shares of preferred stock, $0.01 par value per share.
Common Stock
     As of June 30, 2006, there were 103,842,659 shares of SNMI common stock outstanding.
     The holders of SNMI common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of SNMI common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of SNMI common stock are fully paid and non-assessable.
Preferred Stock
     Up to 250,000,000 shares of SNMI preferred stock are authorized for issuance. SNMI’s board of directors has the authority, without further action by the shareholders, to issue the undesignated preferred stock in one or more series and to fix the designations, powers, preferences, rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights and terms of redemption, any or all of which may be greater than the rights of the common stock.
Provisions with Potential Anti-Takeover Effect
Minnesota Law
     We are subject to the provisions of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny our shareholders the receipt of a premium on their capital stock. In general, section 302A.671 provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A “control share acquisition” is defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions. An “interested shareholder” is a person who is the beneficial owner of 10% or more of the corporation’s voting stock. Reference is made to the detailed terms of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.
Transfer Agent and Registrar
     The transfer agent and registrar for the common stock is Fidelity Transfer Company.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock on behalf of the selling shareholders. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:
•	directly by the selling shareholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the common stock.
     The selling shareholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling shareholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.
     The common stock may be sold in one or more transactions at:
•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.
     These sales may be effected:
•	in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in crosses or block transactions;

•	in private transactions;

•	through options;

•	by pledge to secure debts and other obligations; or

•	by a combination of any of the foregoing transactions.
     The selling shareholders may use any one or more of the following methods, without limitation, when selling or disposing its shares of common stock:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

•	privately negotiated transactions;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any of the foregoing methods; or

•	any other legally available means.
     In connection with the sale of our common stock, selling shareholders or their successors in interest may enter into derivative or hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; or sell short or deliver shares to close out positions. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus.
     In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling shareholders may transfer the shares to a transferee, pledgee, donee or successor. If they default in the performance of their secured obligations, the transferee, pledgee, donee or successor may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if required, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.
     At the time a particular offering of our common stock is made, if required, a supplement to this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth, with respect to the particular offering, the aggregate amount of common stock being offered, the offering price and the other material terms of the offering, the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth in this prospectus and other facts material to the transaction not previously disclosed. Each broker-dealer that receives the common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.
     The selling shareholders and any other persons participating in such distribution will be subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.
     We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	such time as all of the shares held by the selling shareholders have been sold by the selling shareholders;

•	such time as the selling shareholders may sell all of the shares held by the selling shareholders without registration pursuant to Rule 144 under the Securities Act; and

•	such time as the shares can be sold free of restriction.
     We have agreed to pay the entire expenses incidental to the registration of the common stock covered by the prospectus, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling shareholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.
     We have agreed to indemnify the selling shareholders against certain civil liabilities in accordance with terms and conditions of agreements with the selling shareholders executed in connection with the private placement. Those agreements also provide that we may be indemnified by the selling shareholders against certain civil liabilities that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus.

LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by our counsel, DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.
EXPERTS
     The financial statements as of March 31, 2006 and for the six months ended March 31, 2006 included in this prospectus have been audited by Bernstein & Pinchuk LLP, Certified Public Accountants, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
     The financial statements as of September 30, 2005 and for the period ended September 30, 2005 included in this prospectus have been audited by Moores Rowland Mazars, Certified Public Accountants, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission (the “SEC”). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
     We are also subject to the information and periodic reporting requirements of the Exchange Act. We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room.

Sun New Media, Inc.
Consolidated Financial Statements
Period from October 1, 2005 to March 31, 2006
(Expressed In United States Dollars)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To the Board of Directors and Stockholders of
Sun New Media Inc.
We have audited the accompanying balance sheet of Sun New Media Inc. (the “Company”) as of March 31, 2006 and the related consolidated statement of operations, changes in stockholders’ equity, and cash flows for the period from October 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and the results of its operations and its cash flows for the period from October 31, 2005 to March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Burnstein & Pinchuk, LLC
Certified Public Accountants
United States

June 30, 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To the Board of Directors and Stockholders of
Sun New Media Inc.
(Formerly known as SE Global Equities Corp.)
We have audited the accompanying balance sheet of Sun New Media Inc (formerly known as SE Global Equities Corp.) (the “Company”) as of September 20, 2005 and the related consolidated statement of operations, changes in stockholders’ equity. and cash flows for the period from June 6, 2005 to September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2005 and the results of its operations and its cash flows for the period from June 6, 2005 to September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ MOORES ROWLAND MAZARS
Chartered Accountants
Certified Public Accountants
Hong Kong

January 13, 2006

SUN NEW MEDIA INC.
CONSOLIDATED BALANCE SHEET
As of March 31, 2006 and September 30, 2005

	Note	As of	As of September 30,
		March 31, 2006	2005[1]
		US$	US$
ASSETS
Current Assets
Cash and bank balances		1,373,715	201,957
Accounts receivable, net of provision for doubtful debts $72,046 (2005: Nil)		415,735	6,277
Other receivable, prepayments and deposits	8	466,396	24,859
Inventories		85,346	—
Marketable securities		8,140,377	—
Amounts due from stockholders	9	292,106	150,446
Amounts due from related parties	9	892,699	—

Total current assets		11,666,374	383,539
Investment in associated company		24,987	—
Goodwill and intangible assets	4	61,794,537	—
Plant and equipment	5	2,205,536	5,554
Clearing broker deposit		36,980	36,980

Total Assets		75,728,414	426,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		987,238	71,204
Other payables and accruals	10	6,928,098	38,526
Amounts due to related parties	9	489,122	—
Factoring loan	11	233,043	—

Total current liabilities		8,637,501	109,730
Convertible notes	6	2,816,000	—
Discount on warrants	6	(2,393,052)	—
Commitments and Contingencies	12
STOCKHOLDERS’ EQUITY
Common stock; authorized 750,000,000 shares, US$0.01 par value
Preference stock, authorized 250,000,000 shares, US$0.01 par value
84,055,510 (2005: 9,259,370) shares of common stock issued and outstanding, US$0.01 par value		840,555	92,594
14,537,253 (2005: 55,250,000) shares of common stock reserved to be issued, US$0.01 par value		145,372	552,500
Additional paid in capital		81,942,502	5,250
Foreign currency translation adjustments		1,920	—
Deficit		(16,160,864)	(334,001)
Minority interest		(101,520)	—

Total stockholders’ equity		66,667,965	316,343

Total liabilities and stockholder’s equity		75,728,414	426,073

(1)	Information for the comparative period is not applicable since the Company commenced its operations on June 6, 2005.
The accompanying notes are an integral part of these consolidated financial statements.

SUN NEW MEDIA INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the periods ended March 31, 2006 and September 30, 2005

	Note	Period from	Period from
		October 1, 2005	June 6, 2005
		to March 31, 2006	to September 30, 2005(1)
		US$	US$
REVENUES		402,173	27,358
Direct costs		245,063	18,723

		157,110	8,635
OPERATING EXPENSES
General and administrative		1,129,847	16,938
Depreciation and amortization		6,767	—
Finders’ fee		—	55,000
Stock-based compensation		9,654,099	—
Consulting and professional fees		988,772	32,638
Impairment loss on marketable securities		1,456,221	—

Total operating expenses		13,235,706	104,576

Operating loss		(13,078,596)	(95,941)
Interest income		637	—
Interest expense, BCF		(2,676,441)	—
Interest expense, warrant valuation		(110,053)	—
Other income		37,590	—

Loss before income tax expense		(15,826,863)	(95,941)
Income tax expenses	7	—	—

Net loss		(15,826,863)	(95,941)

Earnings per share:
Weighted average number of shares outstanding
Basic and diluted		72,809,160	15,398,259
Net loss per share of common stock
Basic and diluted		(0.22)	(0.01)

(1)	Information for the comparative period is not applicable since the Company commenced its operations on June 6, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

SUN NEW MEDIA INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
Period from June 6, 2005 to March 31, 2006

			Common shares
			Issued		Reserve and to be issued
			Number		Number		Additional
			of		of		Paid in		Translation
	Note		Shares	Amounts	Shares	Amounts	Capital	Deficit	Adjustment	Total
				US$		US$	US$	US$	US$	US$
Balance, June 6, 2005			250,000	250,000	—	—	—	—	—	250,000
Elimination of SNMG shares upon reverse acquisition			(250,000)	(250,000)	—	—	250,000	—	—	—
Consolidation of SNMD shares upon reverse acquisition			18,518,740	185,188	—	—	—	—	—	185,188
Additional paid in capital of SNMD upon reverse acquisition			—	—	—	—	6,269,359	—	—	6,269,359
Accumulated losses of SNMD upon reverse acquisition			—	—	—	—	(6,350,013)	—	—	(6,350,013)
1 for 2 reverse split			(9,259,370)	(92,594)	—	—	92,594	—	—	—
Issuance of stocks for acquisition of SNMG	(i	)	—	—	50,000,000	500,000	(500,000)	—	—	—
Issuance of stocks for finders fees	(i	)	—	—	5,000,000	50,000	5,000	—	—	55,000
Issuance of stocks for management fees	(i	)	—	—	250,000	2,500	250	—	—	2,750
Par value of shares issued for reverse acquisition in excess of the additional paid-in capital			—	—	—	—	238,060	(238,060)	—	—
Net loss for the period			—	—	—	—	—	(95,941)	—	(95,941)

Balance, September 30, 2005[1]			9,259,370	92,594	55,250,000	552,500	5,250	(334,001)	—	316,343

(i)	The stocks were reserved as of September 30, 2005 and were issued on October 4, 2005.

(1)	Information for the comparative period is not applicable since the Company commenced its operations on June 6, 2005.
The accompanying notes are an integral part of these consolidated financial statements.

SUN NEW MEDIA INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
Period from June 6, 2005 to March 31, 2006

		Common shares
		Issued		Reserved and to be issued
								Foreign
		Number		Number		Additional		Currency
		of		of		Paid in		Translation
	Note	Shares	Amounts	Shares	Amounts	Capital	Deficit	Adjustment	Total
			US$		US$	US$	US$	US$	US$
Balance, October 1, 2005		9,259,370	92,594	55,250,000	552,500	5,250	(334,001)	—	316,343
Issuance of stocks for acquisition from SNMG		55,250,000	552,500	(55,250,000)	(552,500)	—	—	—	—
Issuance of stocks for stock options exercised		43,000	430	—	—	34,090	—	—	34,520
Issuance of stocks for stock purchase		296,000	2,960	—	—	651,840	—	—	654,800
Issuance of stocks for acquisition of Focus		14,900,000	149,000	—	—	24,851,013	—	—	25,000,013
Issuance of stocks for finders fee		2,000,000	20,000	—	—	7,780,000	—	—	7,800,000
Issuance of stocks for acquisition of Telefaith		853,333	8,533	—	—	359,396	—	—	367,929
Issuance of stocks for acquisition of Magzone		409,207	4,092	—	—	1,595,910	—	—	1,600,002
Issuance of stocks for employees’ performance incentives		1,044,600	10,446	—	—	3,868,653	—	—	3,879,099
Issuance of stocks for purchase of assets	(ii)	—	—	1,156,303	11,563	4,035,497	—	—	4,047,060
Issuance of stocks for grant of license	(ii)	—	—	6,900,000	69,000	24,081,000	—	—	24,150,000
Issuance of stocks for shares swap	(ii)	—	—	5,042,017	50,420	6,896,178	—	—	6,946,598
Issuance of stocks for acquisition of CSTV	(iii)	—	—	460,526	4,605	556,732	—	—	561,337
Issuance of stocks for acquisition of Lifestyle	(iii)	—	—	978,407	9,784	2,259,490	—	—	2,269,274
Discount on convertible notes and warrants		—	—	—	—	5,179,546	—	—	5,179,546
Capital contribution		—	—	—	—	89,907	—	—	89,907
Expenses incurred on issuance of stocks		—	—	—	—	(302,000)	—	—	(302,000)
Other comprehensive income		—	—	—	—	—	—	1,920	1,920
Net loss for the period		—	—	—	—	—	(15,826,863)	—	(15,826,863)

Balance, December 31, 2006		84,055,510	840,555	14,537,253	145,372	81,942,502	(16,160,864)	1,920	66,769,485

(ii)	The stocks were reserved as of March 31, 2006 and were issued on May 9, 2006.

(iii)	The stocks were reserved as of March 31, 2006 and were issued on April 17, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

SUN NEW MEDIA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the periods ended March 31, 2006 and September 30, 2005

	October 1, 2005	June 6, 2005 to
	to March 31, 2006	September 30, 2005
	US$	US$(1)
Cash flows from operating activities
Net loss for the period	(15,826,863)	(95,941)
Adjustments to reconcile net loss to net cash used in operating activities;
Finders’ fee	—	55,000
Stock-based compensation	9,654,099	—
Depreciation of fixed assets	6,767	—
Interest expenses — BCF	2,676,441	—
Interest expense — warrants valuation	110,053	—
Impairment loss on marketable securities	1,456,221	—
Changes in assets and liabilities:
Accounts receivable	(43,689)	—
Other receivables, deposits and prepayments	(294,642)	—
Due from related parties	(751,166)	—
Due from stockholders	(141,660)	(97,349)
Accounts payable	241,856	1,920
Other payables and accruals	853,701	38,526
Due to related parties	403,628	—

Net cash used in operating activities	(1,655,254)	(97,844)

Cash flows from investing activities
Purchase of fixed assets	(5,680)	—
Cash acquired in business combination, net	(403,159)	49,801
Investment in associated company	(24,987)	—

Net cash provided by investing activities	(433,826)	49,801

Cash flows from financing activities
Issuance of common stock	654,800	250,000
Issuance of convertible notes	2,816,000	—
Expenses incurred on issuance of common stock	(302,000)	—
Minority interest, net	89,907	—

Net cash provided by financing activities	3,258,707	250,000

Net effect of exchange rate changes on consolidating subsidiaries	2,131
Net increase in cash and cash equivalents	1,171,758	201,957
Cash and cash equivalents, beginning of the period	201,957	—

Cash and cash equivalents, end of the period	1,373,715	201,957

(1)	Information for the comparative period is not applicable since the Company commenced its operations on June 6, 2005.
The accompanying notes are an integral part of these consolidated financial statements.

SUN NEW MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from October 1, 2005 to March 31, 2006
Note 1 — Organization and Nature of Business
Sun New Media’s goal is to become one of China’s leading multi-media powered marketing and channel management company. Our principal focus is on our China-based business-to-business interactive marketing and sales services business. We are creating this business through the ongoing acquisition of various entities and assets. We continued to operate the legacy SE Global Capital brokerage business through March 31, 2006.
Sun New Media Inc (formerly known as SE Global Equity Corp, “SE Global”), a Minnesota corporation, and each of its subsidiaries are collectively referred to herein as the “Company” or “SNMD”. On September 12, 2005, the stockholders of SE Global approved the Share Purchase Agreement (the “Reverse Acquisition Agreement”) dated as of July 21, 2005, between SE Global and Sun Media Investment Holdings Limited (“Sun Media”) to acquire 100% of the issued and outstanding shares of Sun New Media Group Limited (“SNMG”) (the “Reverse Acquisition Transaction”).
SNMG was incorporated in the British Virgin Islands on June 6, 2005 as a limited liability company.
Under the terms of the Reverse Acquisition Agreement, SE Global amended its Articles of Incorporation prior to the closing of the Transaction to:

•	change its name from SE Global to “Sun New Media, Inc”;

•	complete a one for two reverse stock split (“reverse split”) of the issued and outstanding shares of common stock of SE Global; and

•	amend its authorized share capital to consist of 750,000,000 shares of common stock with a par value of $0.01 per share; and 250,000,000 shares of preferred stock with a par value of $0.01 per share.

Under the terms of the Reverse Acquisition Agreement, SE Global issued 50,000,000 shares of its common stock (post reverse split) to Sun Media as consideration for Sun Media selling all of the issued and outstanding shares of SNMG. SE Global issued an additional 5,000,000 shares (post reverse split) to two parties who introduced Sun Media to SE Global as finders’ fee.
SE Global and Sun Media completed the above transactions on September 18, 2005. SE Global changed its name from SE Global Equities Corp to Sun New Media Inc. and began trading under the new symbol “SNMD” on a post one for two reverse split basis on September 20, 2005. At the closing, the businesses of the Company and SNMG were combined (the “Combination”). The Combination was accounted for as a purchase transaction for financial accounting purposes. As a result of the Combination, Sun Media owned a majority of the outstanding shares of Company common stock. Therefore, the Combination was accounted for as a reverse acquisition in which SNMG is the purchaser of the Company.
Our subsidiaries include the following:

•	SNMG;

•	Global-American Investments Inc (“GAI”);

•	SE Global Equity Inc;

•	SE Global Capital Inc;

•	Sun Global Marketing Network Limited;

•	China Focus Channel Development (HK) Limited;

•	Sun New Media Holdings Limited;

•	Telefaith Holdings Limited;

•	Magzone Asia Pte Ltd;

•	Lifestyle Magazines Publishing Pte Ltd; and

•	China Sports Television Production Limited.

Note 2 — Summary of the Company’s significant accounting policies
Basis of Consolidation and Presentation
The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities, VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. Investments in entities in which the Company can exercise significant influence, but which are less than majority owned and not otherwise controlled by the Company, are accounted for under the equity method. The Company has adopted FASB Interpretation No. 46R consolidation of Variable Interest Entities, FIN 46R, an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIE’s residual returns. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.
The Group has the following significant domestic Variable Interest Entities, or VIEs:

•	Sun China Media (Beijing) Technology Co., Ltd. (“SCMBT”), a PRC company controlled through us by contract and is owned equally by Qiong Zhou and Yuling Li, each of whom are non-executive employees of the Company.

•	Suizhou Focus Trading Development Co., Ltd. (“SFC”), a PRC company controlled by us by contract and is engaged in marketing, information and technology services to beverage and electronic device distributors. It is 60% owned by Qi Yang, one of our officers and directors and 25% and 15% owned by Bingwei Wu and Quanyi Mao, two employees of the Company respectively.

•	Shanghai Shengji Technology Co., Ltd (“Shengji”), a PRC company controlled by us by contract, and is engaged in wireless mobile services. It is 40% owned by Hui Yan, 40% owned by Min Lin and 20% owned by Kezhou Luan, each employees of the Company.

•	Sun China Media (Beijing) International Advertising Co. Ltd (“SCMIA”), a China company controlled by us by contract and is engaged in advertising business. It is 50% owned by Qiong Zhou, and 50% owned by Yuling Li, non-executive PRC employees of the Company.

The capital investment in these VIEs is funded by the Company and registered as interest-free loans to these PRC employees. As of March 31, 2006, the total amount of interest-free loans to the employee shareholders of the VIEs listed above was US$262,500. Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of outstanding loans, and all voting rights of the VIEs are assigned to us. We have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly-owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services.
Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses for the periods that the financial statements are prepared. Actual amounts could differ from these estimates.
Financial instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable and payable. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of the instruments.

Business combinations
The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets and liabilities the Company acquired based on their fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on independent appraisal reports for material purchases as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different. When considering whether an acquired assets group constitutes a business, the Company used the criteria defined by EITF 98-3 determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business.
Goodwill and intangible assets, net
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Under Statement of Financial Accounting Standards, FAS No. 142, goodwill and Other Intangible Assets, FAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment periodically in accordance with SFAS 142.
The Company applies the criteria specified in SFAS No. 141, business Combinations to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the contractual-legal or reparability criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, accounting for the Impairment or Disposal of Long-lived Assets. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that it might be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible asset to its future net undiscounted cash flows. If the intangible asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.
Plant and equipment
Plant and equipment are stated at cost, net of depreciation. Depreciation is computed primarily on the straight-line method for financial reporting purposes over the following estimated useful lives:

Years
Furniture, fixtures and equipment	3 - 5
Motor vehicles	5
Impairment of marketable securities
Marketable securities are classified as trading securities and reported fair at fair value. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of any impairment. Any unrealized gains or losses are included in the statement of operations.
Revenue recognition
Brokerage fees and commissions derived from securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis. Transaction service revenue will be mainly attributed from the management fee income of China Focus Channel Development Ltd which we acquired on January 27, 2006. According to the supplemental agreement, the management fee agreement will be effective on April 1, 2006, therefore there was no management fee revenue recognized as of March 31, 2006. Information services business, a start-up operation, did not generate revenue during the period.
Loss per share
Basic loss per share includes no dilution and is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted net loss per share reflects the potential dilution of securities that could share in the loss of the Company. Stock options and outstanding warrants have not been included in the diluted earnings per share calculation because their effect would be anti-dilutive. Therefore, basic and diluted earnings per share are the same.

Foreign currency translation
The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” since the functional currency of the Company is U.S. Dollar, the foreign currency financial statements of the Company’s subsidiaries are re-measured into U.S. dollars. Monetary assets and liabilities are re-measured using the foreign rate that prevailed at the balance sheet date. Revenue and expenses are translated at weighted average rates of exchange during the year and stockholders’ equity accounts and capital asset accounts are translated by using historical exchange rates. Any re-measurement gain or loss incurred is reported in the consolidated statement of operations.
Income taxes
The Company follows the liability method of accounting for income taxes in accordance with SFAS No. 109. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize the future benefit, or if the future deductibility is uncertain.
Stock-based compensation
Effective January 1, 2006, the company adopted SFAS No. 123 (revised 2004), “Share Based Payment,” (“SFAS No. 123(R)”) which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires that all share-based payments to employees be recognized in the financial statements based on their fair values at the date of grant. The calculated fair value is recognized as expense (net of any capitalization) over the requisite service period, net of estimated forfeitures, using the straight-line method under SFAS No. 123(R). The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. The statement was adopted using the modified prospective method of application which requires compensation expense to be recognized in the financial statements for all unvested stock options beginning in the quarter of adoption. There were no unvested stock options at the beginning of this reporting period therefore no compensation expense was recognized in the period. No adjustments to prior periods have been made as a result of adopting SFAS No. 123(R).
As at September 30, 2005 the Company elected to account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148. During the period from September 18, 2005 to September 30, 2005, no stock-based employee compensation arrangements have been effected and accordingly no disclosure of pro forma information is required. In accordance with SFAS No. 123 the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants.
The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services” (“EITF 96-18”). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.
Recently Issued Accounting Pronouncements
In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005. The Company adopted SFAS 123R for the quarter ended December 31, 2005.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, SFAS 154, which replaces APB Opinion No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
Related Parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.
Deferred Expenses
Payments made for future expenses were amortized over the life of service received.
NOTE 3 — BUSINESS ACQUISITIONS
Pursuant to FAS 141, paragraph 6, exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.
The Company is a recently formed business with a very short history of operating and stock performance. At the time of completion of following acquisitions, the Company’s common stock was traded on the Over-the-Counter Bulletin Board (OTCBB) with a high volatility in both volume and price. Therefore management determined that the fair value of the asset (or net assets) acquired is more clearly evident and thus, more reliably measurable when consideration is not in the form of cash.
Share Purchase Agreement between the Company and Sun Business Network Ltd.
On April 20, 2006, pursuant to the Sale and Purchase agreement (the “SBN Purchase Agreement”) dated November 21, 2005 between the Company and Sun Business Network Ltd. (“SBN”), the Company acquired exclusive perpetual online publishing rights to certain magazines, a group of property holdings in Beijing and 53,000,000 ordinary common shares of Asia Premium Television Group, Inc. The consideration paid by the Company for the acquisition will be satisfied through the issuance of 8,056,303 shares of the Company’s common stock. The terms of the SBN Purchase Agreement also provide that the Company will issue an additional 6,900,000 shares of its common stock if the audited net profits after tax of the online publishing business are at least US$2.415 million for the twelve months commencing January 1, 2006. In the event that the audited net profits after tax are less than the targeted amount, SBN shall either deliver to the Company the cash value of the shortfall, or forfeit its rights to receive the additional shares.
At the time of entering into the agreement on November 21, 2005, our common stock was traded on OTCBB with limited liquidity and short term trading history, while Asia Premium Television Group. Inc. has been traded on the OTCBB, for a comparably longer time, therefore management determined to use the market value of the securities received the value of acquired assets to measure our consideration (the Company stock) paid.
Our largest shareholder, SMIH owns approximately 11.3% of Sun Business Network Ltd. (“SBN’’), and our Executive Chairman, Dr. Wu, is also the Chairman & Director of SBN. Our Director & CEO, Mr Ricky Ang owns 4.1% of SBN and is also the Executive Vice-Chairman & Managing Director of SBN.

Share Purchase Agreement between the Company and Lifestyle Magazines Publishing Pte Ltd (“Lifestyle Magazines”)
On March 31, 2006 we completed the acquisition of Lifestyle pursuant to a Sale and Purchase Agreement dated February 14, 2006 (the “Lifestyle Purchase Agreement”) by and between the Company and United Home Limited (“United Home”) and acquired a 100% controlling interest in Lifestyle Magazines.
The consideration paid by the Company for the acquisition was satisfied through the issuance of 978,406 shares of the Company’s common stock. Incorporated in Singapore, Lifestyle Magazines is one of Southeast Asia’s leading publishers of lifestyle and special interest magazines. It brings to the Company six popular magazine titles: New Man, Home Concepts, Space, Today’s Parents, Se Xiang Wei, and Pregnancy Guide.
At the time of entering into the agreement on February 14, 2006, our common stock was traded on OTCBB with limited liquidity and a comparative short trading history. The management believes the value of the acquired assets appraised by an independent appraiser will provide a more clearly evident and, thus, more reliable measurement for our non-cash consideration. Therefore the management determined to use the value of acquired assets to measure our consideration (the Company stock) paid. The Company used independent valuation report as a guidance to record this transaction.
The purchase price was allocated as follows:

Cash	$63,590
Current assets	683,702
Other assets	11,657
Current liabilities	(1,051,983)
Intangible assets	2,562,308

Purchase price	$2,269,274

Share Purchase Agreement between the Company and Magzone Asia Pte Ltd (“Magzone”)
The Company completed the acquisition of Magzone on March 10, 2006 for a consideration of issuance of the Company’s common stock and cash. The consideration paid by the Company for the acquisition was satisfied through US$399,998 and the issuance of 409,207 shares of the Company’s common stock.
At the time of entering into the agreement, our common stock was traded on OTCBB with limited liquidity and a comparative short trading history. The management believes the value of the acquired assets appraised by an independent appraiser will provide a more clearly evident and, thus, more reliable measurement for our non-cash consideration. Therefore the management determined to use the value of acquired assets to measure our consideration (the company stock) paid. The Company used independent valuation report as a guidance to record this transaction.
The purchase price was allocated as follows:

Cash	$112,407
Current assets	15,126
Other assets	4,852
Current liabilities	(116,622)
Goodwill on consolidation	96,683
Intangible assets	1,887,554

Purchase price	$2,000,000

Share Purchase Agreement between the Company and Telefaith Holdings Limited (“Telefaith”)
On March 2, 2006 we completed the acquisition of Telefaith Holdings Ltd. the parent company of Shengji Information Technology Ltd. in exchange for 853,333 shares of our Common Stock.
At the time of entering into the agreement, our common stock was traded on OTCBB with limited liquidity and a comparative short trading history. The management believes the value of the acquired assets apprised by an independent appraiser will provide a more clearly evident and, thus, more reliable measurement for our non-cash consideration. Therefore the management determined to use the value of acquired assets to measure our consideration (the company stock) paid. The Company used independent valuation report as a guidance to record this transaction.

The purchase price was allocated as follows:

Cash	$456
Current assets	6,194
Other assets	106,484
Current liabilities	(47,573)
Intangible assets	302,368

Purchase price	$367,929

Share Purchase Agreement between the Company and Sun New Media Holdings Limited (“SNMH”)
On February 15, 2006 we completed the acquisition of Sun New Media Holdings according to the terms of agreement with SNMH as originally announced on November 29, 2005. As a result of the acquisition, SNMD acquired an 85% equity interest in Sun 365 Multimedia Holdings Ltd, a Beijing based television and multimedia production-company; a 51% equity interest in Compass Multimedia Ltd. (HK), the creator and distributor of the Gogosun e-publishing platform and China’s first digital TV Guide and a 30% equity interest in Global Woman Multimedia Co. Ltd., a TV and new media company with various online and offline media assets centered on Ms. Yang Lan, one of China’s leading media personalities. The consideration for this acquisition was US $1.00.
Share Purchase Agreement between the Company and China Focus Channel Development Co. Ltd (“Focus”)
On January 27, 2006, we completed the acquisition of China Focus Channel Development Co. Ltd. (“Focus”), pursuant to a Sale and Purchase agreement (the “Focus Purchase Agreement”) dated November 22, 2005 with Yang Qi, Mao Quan Yi and Wu Bing Wei (collectively, the “Sellers”) in exchange for 14,900,000 shares of our common stock.
The terms of the Focus Purchase Agreement also provide that the Company will issue an additional 2,000,000 shares of its common stock to the Sellers, if:
a)	the audited net profit after tax (“PAT”) of Suizhou Focus Channel Development Limited (“SFC”), wholly owned subsidiary of Focus, is in excess of $4.5 million for the fiscal year ending December 31, 2006;
b)	the audited PAT of SFC is in excess of $5.0 million for the fiscal year ending December 31, 2007; and
c)	the audited PAT of SFC for the fiscal year ending December 31, 2008 is in excess of $5.5 million.
In the event that the audited PAT is less than the guaranteed amounts for each of the fiscal years, the Sellers shall either make-up the shortfall in cash, or forfeit their rights to receive the shares of the Company’s common stock.
Concurrently, on January 27, 2006, the Company entered into a supplemental agreement with the sellers to provide for a 90-day period for the transfer of the business and assets of Hubei Zhengyuan Trade Development Ltd. (“HZTD”), a PRC company, to SFC.
On March 31, 2006, SFC and HZTD, entered into a management services agreement (the “New Agreement”) which will take effect from April 1, 2006. Under the terms of the New Agreement, HZTD will pay SFC and/ or its nominees a management fee equal to 12% of its total cash sales. In addition, the Sellers will guarantee SFC that the management fee payable to SFC arising from this New Agreement shall not be less than RMB4 million (approximately US$500,000) per month, and that the operating costs of SFC including staff costs shall not be more than RMB8 million (approximately US$1 million) per annum subject to an inflationary cost increase of no more than 10% per annum for the duration of the New Agreement.
Notwithstanding the above, the profit guarantees as provided by the Sellers as per the original Purchase Agreement remained unchanged.
In addition to the New Agreement, the Company and the Sellers have entered into a separate Supplemental Agreement (the “New Supplemental Agreement”) to the original Purchase Agreement to alter the following terms:
i)	the profit related shares shall be reduced to 700,000 shares per year from the original 2,000,000 shares per year for which the profit guarantees are met;
ii)	the Company shall pay the Sellers a cash component of RMB40 million (approximately US$5 million); and
iii)	the business and assets of HZTD shall remain with HZTD and will not be transferred to SFC as provided in the original Purchase Agreement.

In summary, assuming that profit guarantee for each of the three years are met, total consideration for the acquisition of Focus shall be 17 million shares of our common stock and cash of RMB40 million (approximately US$5 million) instead of 20.9 million shares.
The purchase price was allocated as follows:

Cash	$13
Current assets	—
Other assets	—
Current liabilities	—
Goodwill on consolidation	7,800,000
Intangible assets	25,000,000

Purchase price	$32,800,013

Share Purchase Agreement between SE Global and Sun Media
The Company intended to purchase the business assets of SNMG and pursuant to the Share Purchase Reverse Acquisition Agreement, the Company acquired 100% of the stock of SNMG in exchange for 50,000,000 shares of the Company’s common stock. The transaction resulted in the former shareholders of SNMG owning shares equaling 77.5% of the outstanding shares of Company common stock. The Company also issued 5,000,000 shares of common stock to 2 other parties as finders’ fees. The pre-share fair value of the issued shares referred to above was US$0.01108 at September 18, 2005.
The Combination was accounted for as a reverse acquisition under U.S. generally accepted accounting principles, with SNMG considered being the acquiring entity even though the Company survives and is the legal parent of SNMG. As a result of the reverse acquisition: (a) the historical financial statements of the Company for periods prior to the Combination are no longer the financial statements of the Company on a going forward basis, and therefore no longer presented; (b) based on the closing date of September 18, 2005, the consolidated financial statements for the fiscal period ended September 30, 2005 include 13 days (September 18 to September 30, 2005) of operating activity for SNMD and it subsidiaries (other than SNMG). As SNMG was incorporated on June 6, 2005, there are no comparative figures to be presented.
These pro forma adjustments reflect the allocation of the assets and liabilities of SNMD of the difference between the purchase consideration and the book value of SNMD.
SNMD’s book value is assumed to be its stockholders’ equity:

US$
Consideration:
Shares of SNMD common stock outstanding as of September 18, 2005	9,259,370
Fair value per share of SNM	0.01108
Fair value of SNMD common stock	102,614
Book value of SNMD prior to Combination
Stockholders’ equity at September 18, 2005	102,614
—

NOTE 4 — GOODWILL AND INTANGIBLE ASSETS
The following table summarizes goodwill from the Company’s acquisitions:

	As of	As of
	March 31, 2006	September 30, 2005
	US$’000	US$’000
Focus	7,800	—

	7,800	—

The following table summarizes intangible assets:

	As of	As of
	March 31, 2006	September 30, 2005
	US$’000	US$’000
Service agreements	25,000	—
Magazines mastheads	2,562	—
License	24,452	—
Technology	1,980	—

	53,994	—

The above intangible assets have original estimated useful lives as follow:

Service agreements	30 years
Technology	3 to 10 years
NOTE 5 — PLANT AND EQUIPMENT, NET
Plant and equipment is summarized as follows:

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
Cost
Motor vehicles	124,303	—
Leasehold building and improvement	1,401,397	—
Furniture, fixtures and equipments	982,650	7,419

	2,508,350	7,419
Accumulated depreciation	(302,814)	(1,865)

	2,205,536	5,554

NOTE 6 — Convertible Notes, Warrants and Stock Options
Convertible Notes
On December 31, 2005, when the market price of the Company’s stock was $4.09, the Company issued a $918,000 convertible note to one accredited investor. The note is convertible into the Company’s common stock at $2.04 per share. On March 6, 2006, when the market price of the Company’s stock was $3.93, the Company issued a $1,898,000 convertible note to the same accredited investor. The note is convertible into the Company’s common stock at $2.04 per share. Under the terms of the notes, the Company agreed to file a registration statement for the shares of common stock underlying the notes within 90 days of the closing date and use its reasonable best commercial efforts to cause the registration statement to be declared effective within 180 days of the closing date.
In accordance with the guidelines of APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27, “Application of issue No. 98-5 to Certain Convertible Instruments,” the Company has determined that each of the above notes was issued with a beneficial conversion feature. The intrinsic value was calculated at the date of issue as the difference between the conversion price of the note and the fair value of the Company’s common stock into which the note was convertible, multiplied by the number of common shares into which the note was convertible, limited by the face amount of the note. The Company has treated the beneficial conversion features as a discount to the face amount of the notes and is amortizing them over the term of the respective notes. Upon conversion of all or a portion of the note, the proportionate share of unamortized discount has been charged to interest expense. As of March 31, 2006, $2,676,441 was charged to non-cash interest expenses.
Warrants
On December 31, 2005, and March 6, 2006 we issued warrants for the purchase of an aggregate of 11 million and 4 million shares of common stock to one accredited investor respectively. The exercise price of the warrants ranges from $2.04 to $4.8. We recorded a non-cash charge of $110,053 as warrants valuation expenses for the period ended March 31, 2006. This expense relates to the amortization of debt discount created by assigning a portion of the proceeds received in conjunction with note financings to warrants issued with the debt.
Stock Option Plan
2001 Stock Option Plan
Effective October 10, 2001,4 SE Global awarded a total of 2,150,000 non-qualified options at a price of $1.14 post stock split ($0.57 pre stock split) under the 2001 Plan to certain employees, officers, directors and consultants of SE Global and certain of its subsidiaries. Of these options, 940,000 were deemed to be a modification of options granted under the original Plan and as such are subject to variable accounting in accordance with the provisions of the Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB Opinion No. 25” (“FIN 44”). As at March 31, 2006, there were no stock options that were subject to variable accounting.
2004 Stock Option Plan
Effective January 22, 2004, the Company adopted the 2004 Stock Option Plan (the “2004 Plan”) allowing for the awarding of options to acquire shares of common stock.
The following table summarizes stock option activity since the completion of the business combination:

			Weighted Average
		Weighted Average	Remaining
	Number of	Exercise Price	Contractual Life
	options	US$	Years
Balance, September 18, 2005	977,000	0.382	2.15
Revere stock split adjustment	(488,500)	0.382	—
Balance, September 30, 2005	488,500	0.765	1.82
Exercise of stock options	(43,000)

Balance, March 31, 2006	445,500	0.741	0.82

2006 Stock Award
On March 31, 2006, the board awarded 1,044,600 shares of common stock to employees. The Company recorded $3,879,099 as stock based employee compensation in the statement of operations.

The Company also recorded an expense of $5,775,000 relating to the award of 1,500,000 shares of common stock to senior management as stock based compensation in the statement of operations.
NOTE 7 — INCOME TAXES
The Company is incorporated in the state of Minnesota, United States and has operations in the PRC and the United States of America. The Company has incurred net accumulated operating losses and current operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of March 31, 2006 and September 30, 2005.
The components of income before income taxes are as follows:

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
Loss subject to non-China operations	(15,594,962)	(95,941)
Loss subject to China operations	(231,901)	—

Loss before taxes	(15,826,863)	(95,941)
Income taxes subject to China operations	—	—
Effective tax rate for China operations	—	—

China
Pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIEs are generally subject to Enterprise Income Taxes, EIT, at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Some of these subsidiaries and VIEs are qualified new technology enterprises and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. In addition, some of the Company’s subsidiaries are Foreign Investment Enterprises and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first profitable year. The VIEs are wholly owned by the Company’s employees and controlled by the Company through various contractual agreements. To the extent that these VIEs have undistributed after-tax net income, the Company has to pay taxes on behalf of its employees when dividends are distributed from these local entities in the future. The dividend tax rate is 20%.
The following table sets forth the significant components of the net deferred tax assets for China operation as of March 31, 2006 and September 30, 2005.

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
Deferred tax assets:
Net operating loss carry forward	—	—
Allowance for doubtful accounts, accruals and other liabilities	27,280	—
Depreciation	—	—

Total deferred tax assets	27,820	—
Less: Valuation allowance	(27,820)	—

Deferred tax assets	—	—

A reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

	As of	As of
	March 31, 2006	September 30, 2005
Federal Income Tax Rate	34.0%	34.0%
Effect of valuation allowance	(34.0%)	(34.0%)

Effective Income Tax Rate	—	—

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
Income tax at statutory rates	(1,546,878)	(32,620)
Unrecognized benefits of non-capital losses	1,546,878	32,620

Total current income taxes	—	—

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
Future income tax assets (liabilities):
Operating losses available for future periods	1,978,942	32,620
Valuation allowance	(1,978,942)	(32,620)

Net future income tax asset (liability)	—	—

The Company has incurred operating losses of approximately $5,825,417, which, if unutilized, will expire through 2020. Management believes that the realization of the benefits from these deferred tax assets appears uncertain due to the Company’s limited operating history. Accordingly a full, deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.
NOTE 8 — OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS
Other receivables, prepayments and deposits are summarized as follow:

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
Other receivables	114,923	—
Staff advances	34,069	—
Deferred expenses	2,063	2,750
Rental deposits	9,111	12,945
Prepaid administrative expenses	306,230	9,164

	466,396	24,859

Deferred expense of $2,062 (2005: $2,750) represents a prepayment for management fees under a management agreement between the Company and Capital Alliance Group Inc. (“CAG”) which lasts for two years effective September 18, 2005. As part of the share purchase transaction between the Company and SNMG (the “Transaction”), the Company entered into a management agreement (“Management agreement”) with CAG, a minority shareholder of the Company. Under the Management agreement, CAG provides the Company with advisory services, which include general corporate, administrative, technical and management advisory services as is reasonably considered necessary or advisable by Company to achieve the goals and needs of the Company as determined by the policies and proceedings of management and the Board of Directors and the requirements of the Securities and Exchange Commission. The Company is required to issue 250,000 shares to CAG in return as consideration. The fair value of the Company’s Common Stock as of September 18, 2005 was US$0.01108.
NOTE 9 — AMOUNTS DUE FROM STOCKHOLDERS AMOUNT DUE FROM/ (TO) RELATED PARTIES
The amounts are non-trade, interest free and with no fixed terms of repayment.
Please refer to note 13 for related parties transactions during the period.
NOTE 10 — OTHER PAYABLES AND ACCRUALS
Other payables and accruals are summarized as follow:

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
Other payables	126,835	8,326
Accrued operating expenses	6,726,887	30,200
Prepayment from customers	74,376	—

	6,928,098	38,526

Included in accrued operating expenses is an accrual of stock-based compensation payable to senior management of $5,775,000 (2005: Nil).
NOTE 11 — FACTORING LOAN
This relates to amount which has been obtained from a finance company under a factoring facility. Interest is charged at 1.5% per annum above the prevailing Singapore Inter-Bank offer rate. These loans are secured by a guarantee given by Sun Business Network Ltd, a related party and floating charge over accounts receivables amounting to $233,043.
NOTE 12 — COMMITMENTS AND CONTINGENCIES
Commitments
The Company leases office premises for its operations in PRC and United States under operating leases. Rental expenses under operating lease for the period ended March 31, 2006 was US$75,390 (2005: US$2,574).
Future minimum rental payments under non-cancelable operating leases are approximately as follows:

	As of	As of
	March 31, 2006	September 30, 2005
	US$	US$
2006	174,862	30,965
2007	61,979	29,161

	236,841	60,126

Contingencies
GAI is undergoing a review by the National Association of Security Dealers (NASD) for compliance with NASD Rules applicable to Order Audit Trial System (OATS). While a final determination has yet to be made, it is possible that GAI could be subject to disciplinary action which may entail a penalty.
NOTE 13 — RELATED PARTIES TRANSACTIONS
In October 2005, we issued 50 million shares of our common stock to SMIH in consideration for the outstanding shares of SNMG (the “Reverse Acquisition Transaction’’). Messrs. Bruno Wu and John Zongyang Li are all directors and officers of Sun Media Investment Holdings Limited (“SMIH’’) and were appointed directors and officers of the Company on close of the SNMG Transaction pursuant to the terms of that agreement. In conjunction with the Reverse Acquisition Transaction, Capital Alliance Group (“CAG”) sold to SMIH 500,000 shares of our common stock (pre stock split) for an aggregate purchase price of $450,000. In addition, CAG entered into a management agreement with us on close of the Reverse Acquisition Transaction and we issued 250,000 shares of our common stock to CAG as compensation for its performance under this management agreement.
Our largest shareholder, SMIH owns approximately 11.3% of Sun Business Network Ltd. (“SBN’’), and our Executive Chairman, Dr. Wu, is also the Chairman & Director of SBN. Our Director & CEO, Mr Ricky Ang owns 4.1% of SBN and is also the Executive Vice-Chairman & Managing Director of SBN. On November 21, 2005, we entered into two agreements with SBN. Pursuant to the first agreement, we would issue 1,156,303 shares of our common stock in exchange for a group of property holdings in Beijing and 53,000,000 common shares of Asia Premium Television Group, Inc. We will issue up to 13,800,000 shares of our common stock, 50% to be issued upon closing and the remaining 50% within 30 days of receipt of the audited accounts of the on-line publishing business purchased from SBN. SNMD also entered into a Shares Swap Agreement with SBN. Under the terms of the Shares Swap Agreement, SBN will issue 150,000,000 SBN shares in exchange for 5,042,017 shares of our common stock.
On December 6, 2005, we entered into an agreement with SMIH which provides that we will issue 2,008,929 shares of our common stock in exchange for 75,000,000 ordinary shares of SBN. As a result of the transaction, we will acquire approximately 10.15% of the existing issued share capital of SBN. The closing of the transaction subject to certain closing conditions and is expected to close during the first quarter of 2006. We entered into a termination agreement with SMIH on March 31, 2006 with respect to this transaction.
On February 15, 2006, we acquired Sun New Media Holdings Ltd. (“SMH’’) from SMIH. We paid US$1.00 to SMIH in exchange for 100% of the outstanding shares of SMH. SMH has a 51% stake in Compass Multi-media Ltd, a 85% stake in Sun 365 Multi-Media Holdings Limited and a 30% stake in Global Woman Multimedia Co Limited.
NOTE 14 — OPERATING RISKS
Credit risk
The carrying amounts of accounts receivable and cash and bank balances represent the Company’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
The Company has no significant concentration of credit risk. Cash is placed with reputable financial institutions.
NOTE 15 — REPORT OF SEGMENT INFORMATION
     We determine our business segments based upon our management and internal reporting structure. Our reportable segments are online securities brokerage services segment, transactional services segment and information services segment.
     Information regarding our business segments is as follows:

	Period from	Period from
	October 1, 2005	June 6, 2005
	to March 31, 2006	to September 30, 2005
	US$	US$

Revenue
Online Brokerage	397,912	27,358
Transactional Service	—	—
Information Service	4,261	—
Gross profit
Online Brokerage	152,489	8,635
Transactional Service	—	—
Information Service	4,261	—
Depreciation and amortization
Online Brokerage	732	—
Transactional Service	—	—
Information Service	6,035	—

NOTE 16 — SUBSEQUENT EVENTS
•	On June 14, 2006, the Company entered into a Sales & Purchase Agreement with Sun Media Investment Holdings Ltd. (“SMIH”) to acquire 100% of the outstanding shares of Credit Network 114 Limited (“Credit 114”). Credit 114 is incorporated in British Virgin Islands and is engaged in the business of data collection and management The Company also signed a supplementary agreement with SMIH to acquire search engine technology and additional on-line business media content. The transaction is expected to take place over a 90 day period, over which time the Company will pay SMIH a total of US $2.5 million for 100 percent ownership of Credit 114 and the assets described above. The first of four equal payments of US $625,000 will be made within 10 days of signing the agreement, the second within 30 days of signing, the third within 60 days and the fourth within 90 days.
•	On June 8, 2006, the Company entered into agreement with Mr. Ren Huiliang (the “Seller”) to purchase 100% of William Brand Administer Limited and its subsidiary William Textiles Limited, (collectively, “William Brand”). William Brand is a China-based producer and distributor of women’s luxury apparel. The consideration for the acquisition is to be satisfied in full through the issuance of 4,655,172 shares of the Company’s common stock. The Company will issue the shares to the Seller in four installments: the first installment of 1,163,793 shares will be issued within thirty days of the completion of the deal; the remaining shares will be issued in thirds at the end of each of the next three years, subject to William Brand’s attainment of revenue and profit guarantees in each year. William Brand must achieve a minimum of US $15 million of revenue in year one, US $17.5 million in year two, and US $20 million in year three. William Brand must also generate minimum after-tax profits of US $3 million, US $3.5 million, and US $4 million in years one, two and three, respectively.
•	On May 23, 2006, the Company signed a strategic cooperative and sales purchase agreement (the “CEAC Agreement”) with China Electronic Appliances Corporation (“CEAC”), a subsidiary of the China Electronics Corporation (“CEC”), and two individuals, Mr. Yong Li and Mr. Mianchun Wang, management designees from CEAC. The CEAC Agreement provides that the Registrant and its subsidiary Focus shall purchase a 49% stake in Beijing Trans Global Logistics (“BTGL”) and its subsidiary from Messrs. Wang and Li and a 31% stake in BTGL from CEAC. As a result, the Company will effectively own 80% of shares of BTGL and will effectively own 64% of the shares in Beijing CEAC Trans Global Logistics. The consideration for the acquisition is to be satisfied by the Company with 9,000,000 RMB in cash and 6.71 million RMB in 139,792 shares of the Company’s common stock. As part of the transaction, CEAC and Mr. Yong Li and Mr. Mianchun Wang have provided a revenue and profit guarantee to the Company. Assuming BTGL and its subsidiary meet this guarantee in each of the three years following the signing of the agreement, the sellers will receive an additional 139,792 shares of the Company’s common stock per year. Assuming management meets all performance targets, a maximum aggregate of 559,168 shares may be issued in this transaction.
•	On April 20, 2006, the Company entered into an agreement (the “ASTV Purchase Agreement”) with SMIH. The ASTV Purchase Agreement provides that the Company will purchase various assets, including real estate, automobiles, office equipment, and program rights, as well as SMIH’s 48,629,331 shares in Asia Premium Television Group (OTCBB: ASTV, “ASTV”) to be satisfied by the issuance of 860,647 shares of Company common stock.
•	On April 20, 2006, pursuant to the Sale and Purchase Agreement (the “GAI Purchase Agreement”) dated April 20, 2006 by and among the Company and Kingston Capital Group Limited (“Kingston”), the Company sold 100% of the issued and outstanding shares of Global American Investments Inc. to Kingston in exchange for US$40,000. Kingston is unrelated to the Company and the transaction was negotiated at arm’s length.

Sun New Media, Inc.
COMMON STOCK
PROSPECTUS
July ___ 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 24. Indemnification of Directors and Officers.
     Section 302A.521 of the Minnesota Statutes provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if the person (i) has not been indemnified by another organization or entity, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful and (iv) in the case of acts or omissions occurring in such person’s official capacity (as defined in the statute) the person acted in a manner such person reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation.
     SNMI’s articles of incorporation includes a provision that eliminates the personal liability of its directors, to the fullest extent permitted by Minnesota law, for monetary damages for breach of a fiduciary duty as a director except for liability:
•	for any breach of the director’s duty of loyalty to SNMI or its shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Minnesota Statutes Section 302A.559 regarding improper dividends and stock repurchases; and

•	for any transaction from which the director derived an improper personal benefit.
     SNMI’s bylaws provide that it must indemnify directors to the fullest extent permitted by Minnesota law.
     The indemnification provisions contained in SNMI’s articles of incorporation and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, and vote of shareholders or disinterested directors or otherwise.
Item 25. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by this registration statement, other than underwriting discounts and commissions. All of the expenses will be borne by the registrant. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$29,077
Fees and expenses of accountants	1,200
Fees and expenses of legal counsel	20,000
Printing expenses	5,000
Miscellaneous expenses	4,723

Total	$60,000

Item 26. Recent Sales of Unregistered Securities.
     On September 18, 2005, we issued 55,000,000 shares of our common stock pursuant to a share purchase agreement entered in with Sun Media and three other related agreements. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On December 31, 2005, we issued 50,000 shares of common stock, a $918,000 note convertible into common stock at a price of $2.04 per share and warrants for the purchase of an aggregate of 11 million shares of Common Stock at exercise prices ranging from $2.04 to $4.80 per share with a weighted average price of approximately $3.71 per share. These issuances were exempt from the registration requirements of the Securities Act as an offer made to an accredited investor pursuant to Regulation D and Section 4(2) of the Act.
     For the quarter ended December 31, 2005, the Company issued 27,500 shares of common stock pursuant to the exercise of options by the option holder.
     On January 27, 2006, we issued 14,900,000 shares of our common stock in connection with the acquisition of 100% of the outstanding shares of China Focus Channel Development (HK) Ltd. In connection with this acquisition, we may also issue up to an aggregate of 6,000,000 shares based upon the achievement of the milestones described in Item 2.01 above. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States. In addition, upon the closing of the transaction we became obligated to issue an aggregate of 2,000,000 shares of our common stock in payment of a finder’s fee that became payable upon the consummation of the transaction.
     On February 22, 2006, we issued 74,100 shares of our common stock in connection with bonus payments to employees and service providers for past services rendered. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On February 28, 2006, we issued 196,000 shares of our common stock at a price of $2.30 per share and warrants for the purchase of 196,000 shares of our common stock at an exercise price of $4.90 per share. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On March 6, 2006, we issued 50,000 shares of our common stock, a $1,898,000 note convertible into our common stock at a price of $2.04 per share and a warrant for the purchase of four million shares at an exercise price of $2.10 per share. These issuances were exempt from registration requirements of the Securities Act as an offer made to an accredited investor pursuant to Regulation D and Section 4(2) of the Act.
     On March 28, 2006, we issued 853,333 shares of our common stock in connection with our acquisition of all of the outstanding shares of Telefaith Holdings Ltd. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On March 28, 2006, we issued 409,207 shares of our common stock as partial consideration of all of the outstanding shares of Magzone Asia Pte Ltd. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On March 31, 2006 we became obligated to issue by April 30, 2006, 978,406 shares of our common stock in connection with our acquisition of all of the outstanding shares of Lifestyle Magazines Publishing Pte Ltd. The issuance of the shares will be exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.

     On March 31, 2006 we became obligated to issue by April 30, 2006, 460,526 shares of our common stock in connection with the acquisition of all of the outstanding shares of China Sport TV Productions Ltd. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.

Item 27. Exhibits

Exhibit
Number	Exhibit Title
2.1	Share Purchase Agreement dated July 21, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire Sun New Media Group Limited (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

2.2	Share Purchase Agreement dated November 21, 2005 by and between the Registrant and Sun Business Network Ltd. to acquire a group of property holdings in Beijing and shares of Asia Premium Television Group, Inc.(incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.3	Share Swap Agreement by and between the Registrant and Sun Business Network Ltd. dated November 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.4	Sale and Purchase Agreement by and between the Registrant, Yang Qi, Mao Quan Yi and Wu Bing Wei dated November 22, 2005 to acquire China Focus Channel Development (HK) Limited (incorporated by reference from our Current Report on Form 8-K filed on November 25, 2005)

2.5	Sale and Purchase Agreement by and between the Registrant and Sun Media Investment Holdings Ltd. dated November 29, 2005 to acquire Sun New Media Holdings Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 1, 2005)

2.6	Sale and Purchase Agreement by and between the Registrant, Yan Hui, Lin Min and Luan Kezhou dated December 6, 2005 to acquire Telefaith Holdings Limited (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.7	Sale and Purchase Agreement dated December 6, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire shares of Sun Business Network Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.8	Stock Purchase Agreement between Sun New Media Inc and Barron Partners LP dated December 31, 2005 (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

2.9	Share Purchase Agreement dated January 4, 2006 to acquire Magzone Asia Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

2.10	Share Purchase Agreement dated February 13, 2006 by and between the Registrant and China Entertainment Sports Limited to acquire China Sport TV Productions Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

2.11	Share Purchase Agreement dated February 14, 2006 by and between the Registrant and United Home Limited to acquire Lifestyle Magazines Publishing Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

2.12	Stock Purchase Agreement between Sun New Media Inc and Barron Partners LP dated March 6, 2006 (incorporated by reference from our Current Report on Form 8-K filed on March 9, 2006)

2.13	Termination Agreement dated March 31, 2006 by and between the Registrant and Sun Media Investment Holdings Limited relating to the Sale and Purchase Agreement dated December 6, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire shares of Sun Business Network Ltd. (incorporated by reference from our Current Report on Form 8-K filed on April 5, 2006)

Exhibit
Number	Exhibit Title
2.14	Sale and Purchase Agreement dated April 20, 2006 by and between the Registrant and Kingston Capital Group Limited to divest Global American Investments Inc (incorporated by reference from our Current Report on Form 8-K filed on April 26, 2006)

2.15	Sale and Purchase Agreement dated April 20, 2006 by and between the Registrant and Sun Media Investment Holdings Limited to purchase various assets (incorporated by reference from our Current Report on Form 8-K filed on April 26, 2006)

2.16	Sales Purchase Agreement dated May 23, 2006 by and between the Registrant, its subsidiary, China Focus Channel Development Co. Ltd (“Focus”) and China Electronic Appliances Corporation (“CEAC”) and two individuals to purchase a 49% stake in Beijing Trans Global Logistics (“BTGL”) and its subsidiary from the two individuals and a 31% stake in BTGL from CEAC (incorporated by reference from our Current Report on Form 8-K filed on May 30, 2006)

2.17	Sale and Purchase Agreement dated June 8, 2006 by and between the Registrant, its subsidiary, Focus, and Mr Ren Huiliang to acquire William Brand Administer Limited and its subsidiary William Textiles Limited (incorporated by reference from our Current Report on Form 8-K filed on June 14, 2006)

2.18	Sale and Purchase Agreement dated June 14, 2006 by and between the Registrant and Sun Media Investment Holdings Limited to acquire Credit Network 114 Limited (incorporated by reference from our Current Report on Form 8-K filed on June 20, 2006)

3.1	Articles of Incorporation as Amended (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

3.2	Certificate of Amendment to Articles of Incorporation, dated April 11, 2001 (incorporated by reference from our Form 10-KSB, filed April 1, 2002)

3.3	Certificate of Amendment to Articles of Incorporation, dated September 15, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

3.4	Bylaws (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

4.1	Pooling Agreement by and between dated September 18, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

4.2	Supplementary Pooling Agreement dated December 23, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed December 27, 2005)

4.3	Supplementary Pooling Agreement dated March 15, 2006 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed March 21, 2006)

5.1**	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1	Finders Fee Agreement by and between the Registrant and Yu Hiyang and Beckford Finance SA dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.2	Stock Purchase Agreement by and between Capital Alliance and Sun Media dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.3	Management Agreement by and between the Registrant and Capital Alliance dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

Exhibit
Number	Exhibit Title
10.4	Share Holding Agreement by between Capital Alliance, SE Global and Sun Media Investment Holdings Ltd. dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

10.5	Stock Purchase Agreement dated December 31, 2005 by and between Sun New Media Inc. and Barron Partners LP(incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

14.1	Code of Ethics (incorporated by reference from our Annual Report on Form 10-KSB filed on June 30, 2006)

21*	Subsidiaries of Sun New Media, Inc.

23.1*	Consent of Bernstein & Pinchuk, LLP

23.2*	Consent of Moores Rowland Mazars

23.3	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	Filed herewith

**	Previously filed

Item 28. Undertakings.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) Include any material information with respect to the plan of distribution.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be an initial bona fide offering.
     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act bf 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material. information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant in the purchaser.
     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of July, 2006.

SUN NEW MEDIA, INC.
By:	/s/ Hwee Ling Ng
Hwee Ling Ng
Sr. Vice President of Finance

     Pursuant to the requirements of the Securities Act of 1933,as amended, this registration statement has been signed by the following persons in the capacities indicated on July 26th, 2006.

Signature	Title
/s/ *	Chief Executive Officer and Director (Principal Executive Officer)

Ricky Gee Hing Ang

/s/ *	Chief Financial Officer (Principal Executive Officer)

Frank Zhao

/s/ Hwee Ling Ng	Chief Accounting Officer (Principal Executive Officer)

Hwee Ling Ng

/s/ *	Vice-Chairman and Director

Kay Koplovitz

/s/ *	Director

Herbert Kloiber
* Signed pursuant to Power of Attorney previously filed
By    /s/    Hwee Ling Ng

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank Zhao, Hwee Ling Ng and Nicholas Topjian, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form SB-2, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on July 26, 2006.

Signature	Title

/s/ Bruno Wu	Chairman of the Board, Director

Bruno Wu

/s/ Mark Newburg	Director

Mark Newburg

EXHIBIT INDEX

Exhibit
Number	Exhibit Title
2.1	Share Purchase Agreement dated July 21, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire Sun New Media Group Limited (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

2.2	Share Purchase Agreement dated November 21, 2005 by and between the Registrant and Sun Business Network Ltd. to acquire a group of property holdings in Beijing and shares of Asia Premium Television Group, Inc.(incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.3	Share Swap Agreement by and between the Registrant and Sun Business Network Ltd. dated November 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.4	Sale and Purchase Agreement by and between the Registrant, Yang Qi, Mao Quan Yi and Wu Bing Wei dated November 22, 2005 to acquire China Focus Channel Development (HK) Limited (incorporated by reference from our Current Report on Form 8-K filed on November 25, 2005)

2.5	Sale and Purchase Agreement by and between the Registrant and Sun Media Investment Holdings Ltd. dated November 29, 2005 to acquire Sun New Media Holdings Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 1, 2005)

2.6	Sale and Purchase Agreement by and between the Registrant, Yan Hui, Lin Min and Luan Kezhou dated December 6, 2005 to acquire Telefaith Holdings Limited (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.7	Sale and Purchase Agreement dated December 6, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire shares of Sun Business Network Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.8	Stock Purchase Agreement between Sun New Media Inc and Barron Partners LP dated December 31, 2005 (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

2.9	Share Purchase Agreement dated January 4, 2006 to acquire Magzone Asia Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

2.10	Share Purchase Agreement dated February 13, 2006 by and between the Registrant and China Entertainment Sports Limited to acquire China Sport TV Productions Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

2.11	Share Purchase Agreement dated February 14, 2006 by and between the Registrant and United Home Limited to acquire Lifestyle Magazines Publishing Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

2.12	Stock Purchase Agreement between Sun New Media Inc and Barron Partners LP dated March 6, 2006 (incorporated by reference from our Current Report on Form 8-K filed on March 9, 2006)

2.13	Termination Agreement dated March 31, 2006 by and between the Registrant and Sun Media Investment Holdings Limited relating to the Sale and Purchase Agreement dated December 6, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire shares of Sun Business Network Ltd. (incorporated by reference from our Current Report on Form 8-K filed on April 5, 2006)

Exhibit
Number	Exhibit Title
2.14	Sale and Purchase Agreement dated April 20, 2006 by and between the Registrant and Kingston Capital Group Limited to divest Global American Investments Inc (incorporated by reference from our Current Report on Form 8-K filed on April 26, 2006)

2.15	Sale and Purchase Agreement dated April 20, 2006 by and between the Registrant and Sun Media Investment Holdings Limited to purchase various assets (incorporated by reference from our Current Report on Form 8-K filed on April 26, 2006)

2.16	Sales Purchase Agreement dated May 23, 2006 by and between the Registrant, its subsidiary, China Focus Channel Development Co. Ltd (“Focus”) and China Electronic Appliances Corporation (“CEAC”) and two individuals to purchase a 49% stake in Beijing Trans Global Logistics (“BTGL”) and its subsidiary from the two individuals and a 31% stake in BTGL from CEAC (incorporated by reference from our Current Report on Form 8-K filed on May 30, 2006)

2.17	Sale and Purchase Agreement dated June 8, 2006 by and between the Registrant, its subsidiary, Focus, and Mr Ren Huiliang to acquire William Brand Administer Limited and its subsidiary William Textiles Limited (incorporated by reference from our Current Report on Form 8-K filed on June 14, 2006)

2.18	Sale and Purchase Agreement dated June 14, 2006 by and between the Registrant and Sun Media Investment Holdings Limited to acquire Credit Network 114 Limited (incorporated by reference from our Current Report on Form 8-K filed on June 20, 2006)

3.1	Articles of Incorporation as Amended (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

3.2	Certificate of Amendment to Articles of Incorporation, dated April 11, 2001 (incorporated by reference from our Form 10-KSB, filed April 1, 2002)

3.3	Certificate of Amendment to Articles of Incorporation, dated September 15, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

3.4	Bylaws (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

4.1	Pooling Agreement by and between dated September 18, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

4.2	Supplementary Pooling Agreement dated December 23, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed December 27, 2005)

4.3	Supplementary Pooling Agreement dated March 15, 2006 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed March 21, 2006)

5.1**	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1	Finders Fee Agreement by and between the Registrant and Yu Hiyang and Beckford Finance SA dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.2	Stock Purchase Agreement by and between Capital Alliance and Sun Media dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.3	Management Agreement by and between the Registrant and Capital Alliance dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

Exhibit
Number	Exhibit Title
10.4	Share Holding Agreement by between Capital Alliance, SE Global and Sun Media Investment Holdings Ltd. dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

10.5	Stock Purchase Agreement dated December 31, 2005 by and between Sun New Media Inc. and Barron Partners LP(incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

14.1	Code of Ethics (incorporated by reference from our Annual Report on Form 10-KSB filed on June 30, 2006)

21*	Subsidiaries of Sun New Media, Inc.

23.1*	Consent of Bernstein & Pinchuk, LLP

23.2*	Consent of Moores Rowland Mazars

23.3	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	Filed herewith

**	Previously filed